Exhibit 99.2

Execution Version

SUBSCRIPTION AGREEMENT

dated as of

March 17, 2016

between

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

and

LIGHTINTHEBOX HOLDING CO., LTD.

relating to the issuance, sale and purchase

of

ordinary shares

and

a warrant to purchase ordinary shares

of

LIGHTINTHEBOX HOLDING CO., LTD.

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into on March 17, 2016 by and among Zall Cross-border E-commerce Investment Company Limited (“Buyer”), a company incorporated under the laws of the British Virgin Islands, and LightInTheBox Holding Co., Ltd., (the “Company”), a company incorporated under the laws of the Cayman Islands. Each of Buyer and the Company is referred to herein as a “Party”, and collectively, the “Parties”.

W I T N E S S E T H:

WHEREAS, the Company desires to sell to Buyer, and Buyer desires to purchase from the Company, on the terms and subject to the conditions set forth herein, the Subscription Warrant and such number of Subscription Shares (together, the “Subscription Securities”) as provided herein, pursuant to an exemption from the registration requirements of the 1933 Act;

WHEREAS, upon consummation of the transactions contemplated by this Agreement, Buyer shall be the holder and beneficial owner of the Subscription Securities; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements, and to prescribe certain conditions, with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. The following terms, as used herein, have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. With respect to any natural Person, each of the following Persons is such Person’s Affiliate for purposes of this Agreement: (i) spouse, (ii) parents, and (iii) children.

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“Applicable Law” or “Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, the PRC, the Cayman Islands, the British Virgin Islands or Hong Kong are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Company Board” means the board of directors of the Company.

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, commitment, arrangement or understanding.

“Deposit Agreement” means the deposit agreement dated as of June 5, 2013 by and among the Company, the Depositary and all holders and beneficial owners of the American depositary shares of the Company, as may be amended from time to time.

“Depositary” means The Bank of New York Mellon, acting in its capacity as depositary under the Deposit Agreement, and any successor depositary.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“HKLR” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“to the Knowledge of” when used in reference to the Company or the Buyer, means (x) the actual knowledge of any director or executive officer of the Company or the Buyer, as applicable, after due and reasonable inquiry into the relevant matters , and (y) the knowledge of any director or executive officer of the Company or the Buyer, as applicable, as a prudent Person in the position of such Person who shall be deemed to have knowledge of such matters as he would have discovered had he made such enquiries and investigations as a prudent Person would have made to confirm the subject matter of the statement; for the avoidance of doubt, in the case of clause (y), it shall not include knowledge of matters that involve unanticipated or unexpected events that could arise in relation to the Company’s business of which such Person after having made the required enquiries and investigations would not have reasonably been expected to discover.

“Intellectual Property” means any and all rights in any of the following: (a) trademarks and service marks, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including rights in password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and patent applications and patents in any jurisdiction pertaining to the foregoing, including reissues, continuations, divisions, continuations-in-part, renewals or extensions; (c) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (d) copyrights in writings, designs software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (e) database rights, including any and all raw and aggregated data generated from normal business operations; (f) rights in internet web sites, domain names and applications and registrations pertaining thereto; (g) books and records pertaining to the foregoing; and (h) claims or causes of action arising out of past, present or future infringement or misappropriation of any of the foregoing;

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“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, deed of trust, title retention or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws, any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means any result, occurrence, fact, change, development, condition, circumstance, event or effect that individually or in the aggregate with all other results, occurrences, facts, changes, developments, conditions, circumstances, events and effects, is or could reasonably be expected to (i) cause a reduction or increase of at least US$7,000,000 in the total net profits or net losses of the Company for 2016, as the case may be, or a reduction of at least US$7,000,000 in the total net assets of the Company, or (ii) materially hinder, prevent or delay the consummation of the transactions contemplated hereby or by any other Transaction Documents, provided, however, that any material change or effect that results or arises from or relates to any of the following shall not be deemed to constitute or be taken into account in determining a “Material Adverse Effect”: (a) material changes in (i) economic, banking, currency, capital market, regulatory, political or other similar conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities, commodities or other market conditions or prevailing interest rates, (ii) conditions or developments generally affecting the industry in which the Company and its Subsidiaries operate, (iii) Applicable Law or accounting standards, principles or interpretations, and (iv) act of God, natural disaster, similar calamity or other force majeure event, unless, in the case of the foregoing clauses (i), (ii) or (iii) such changes have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole, relative to other participants of similar size in the industry and operating generally in the same geographic locations that the Company and its Subsidiaries operate, (b) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the announcement, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including by reason of the identity of Buyer or any communication by Buyer regarding its plans or intentions with respect to the conduct of the business of the Company), (c) any failure by the Company and its Subsidiaries to meet any internal or publicly disclosed projections or forecasts, provided, however, that this exception does not preclude any result, occurrence, fact, change, development, condition, circumstance, event or effect that may have given rise to such failure from being considered in the determination of the Material Adverse Effect, (d) seasonal changes beyond the control of the Company or its Subsidiaries in the results of operations of the Company or any of its Subsidiaries, (e) any action or omission by Buyer, or (f) any action taken at the written request of Buyer.

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“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company in effect from time to time.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means People’s Republic of China, excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the island of Taiwan.

“Proceeding” means any legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations.

“Related Party” means any Affiliate, officer, director, supervisory board member or holder of more than five percent (5%) of the equity securities of any of the Company and its Subsidiaries, and any Affiliate or associate of any of the foregoing.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means any Shares or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company.

“Shares” means ordinary shares of the Company of par value US$0.000067 per share.

“Shareholders Agreement” means the Second Amended and Restated Shareholders Agreement dated September 28, 2010, as amended or joindered, by and among the Company, certain of its shareholders and other parties thereto.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company, and includes each of the VIE Entities.

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“Tax” means any tax, duty, deduction, withholding, impost, levy, fee, assessment or charge of any nature whatsoever (including, without limitation, income, franchise, value added, sales, use, excise, stamp, customs, documentary, transfer, withholding, property, capital, employment, payroll, ad valorem, net worth or gross receipts taxes) imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, national or other body in the PRC, the United States or elsewhere (a “Taxing Authority”), and any interest, addition to tax, penalty, surcharge or fine in connection therewith.

“Tax Sharing Agreements” means all existing agreements or arrangements binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than pursuant to customary commercial contracts not primarily related to Taxes).

“Transaction Documents” means this Agreement, the Subscription Warrant, the Investor Rights Agreement, and the Director Indemnification Agreements.

“US GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved.

“VIE Entities” means each of (i) Shenzhen Lanting Huitong Technologies Co., Ltd. (“Lanting Huitong”), a company incorporated under the laws of the PRC, (ii) Beijing Lanting Gaochuang Technologies Co., Ltd. (“Lanting Gaochuang”), a company incorporated under the laws of the PRC and (iii) Shanghai Ouku Network Technologies Co., Ltd., a company incorporated under the laws of the PRC that is wholly owned by Lanting Huitong.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to “$”, “US$”, “$US”, “U.S. Dollars”, “US dollars”, “USD” or “dollars” are to the currency of the United States of America.

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ARTICLE 2

PURCHASE AND SALE

Section 2.01. Subscription and Sale. Upon the terms and subject to the conditions of this Agreement, the Company agrees to sell to Buyer, and Buyer agrees to purchase from the Company, free and clear of any Liens, 42,500,000 Shares (the “Subscription Shares”) and the warrant to purchase up to 7,455,000 Shares at $US2.75 per share (the “Subscription Warrant”) at the Closing (with all ancillary rights pertaining thereto).

(a)         The subscription price for each Subscription Share shall be US$1.80, and the price for the Subscription Warrant shall be US$1.00. The aggregate subscription price payable to the Company (the “Subscription Price”) shall be US$76,500,001 and shall, upon the terms and subject to the conditions of this Agreement, be paid on the Closing Date in the manner described in Section 2.04.

(b)         If, in the period from the date hereof to the Closing Date (with respect to the Subscription Shares) or the exercise in-full or termination date of the Subscription Warrant (with respect to the Shares underlying the Subscription Warrant), the Company announces an intention to pay any dividend on any Share or changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding during such period as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or any similar transaction, the subscription price for each Subscription Share and the Shares underlying the Subscription Warrant shall be equitably adjusted to reflect such change.

Section 2.02. Closing. The closing of the purchase, subscription and sale of the Subscription Securities hereunder (the “Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 5701 China World Tower, No.1 Jianguomenwai Avenue, Beijing 100004, People’s Republic of China, on a date as agreed among the Parties and in no event later than seven (7) Business Days following the date of this Agreement (the “Long Stop Date”), subject to the satisfaction, or, to the extent permissible, waiver by the party or parties entitled to the benefit, of each condition set forth in Article 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction, or, to the extent permissible, waiver by the party or parties entitled to the benefit, of those conditions at the Closing), or at such other time or place as the Parties may mutually agree in writing.

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Section 2.03 Closing Deliveries by the Company. At the Closing, the Company shall deliver, or cause to be delivered, to Buyer:

(a)                       an extract of the register of members of the Company, dated as of the Closing Date and duly certified by the registered agent of the Company, evidencing the ownership by Buyer of all of the Subscription Shares;

(b)                       the duly executed Subscription Warrant substantially in the form attached hereto as Exhibit A;

(c)                        a PDF copy of the share certificate registered in the name of Buyer, representing the Subscription Shares;

(d)                       duly executed resignation and release letters, dated as of the Closing Date and substantially in the form attached hereto as Exhibit B, of each of the two (2) directors of the Company that are listed on Schedule A (the “Outgoing Directors”), evidencing their resignation as members of the Company Board;

(e)                        a copy of the register of directors of the Company, dated as of the Closing Date and duly certified by the registered agent of the Company, evidencing the Company Board being composed of eight (8) directors, the resignation of each of the Outgoing Directors as directors of the Company and the appointment of the two (2) individuals set forth on Schedule B (the “Buyer Directors”) as directors of the Company;

(f)                         a certified copy of the resolutions (in the form of minutes or otherwise) passed by the shareholders of each of Lanting Huitong and Lanting Gaochuang approving the appointment of Mr. YAN Zhi (阎志) to the board of directors of each of Lanting Huitong and Lanting Gaochuang, in each case, effective as of the Closing Date;

(g)                        a certified copy of the resolutions (in the form of minutes or otherwise) passed by the Company Board evidencing approval of the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder (including, for the avoidance of doubt, acknowledgement of the removal of the Outgoing Directors, approval of the appointment of the Buyer Directors, and approval of the appointment of Dr. YU Gang (于刚) as one (1) of three (3) members of the Compensation Committee and Mr. YAN Zhi (阎志) as one (1) of three (3) members of the Corporate Governance and Nominating Committee of the Company Board, in each case, effective as of the Closing Date);

(h)                       a certificate, executed on behalf of the Company by an authorized officer of the Company and dated as of the Closing Date, having attached thereto: (1) a certified true copy of the Company’s Memorandum and Articles in effect at the Closing, and (2) a certificate of good standing in respect of the Company issued by the Registrar of Companies in the Cayman Islands, dated a recent date before the Closing;

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(i)                           the investor rights agreement in form and substance as attached hereto as Exhibit C (the “Investor Rights Agreement”), duly executed by all parties thereto other than Buyer;

(j)                          an indemnification agreement in respect of each Buyer Director (collectively, the “Director Indemnification Agreements”), dated the Closing Date, duly executed on behalf of the Company, in the same form as the indemnification agreements to which the other directors of the Company are parties as of the Closing;

(k)                       an opinion from (a) Simpson Thacher & Bartlett, U.S. special counsel to the Company (b) Maples and Calder, Cayman Islands special counsel to the Company, and (c) TransAsia Lawyers, PRC counsel to the Company, in each case, the forms of which have been agreed by Buyer and its counsel as of the date hereof, and in each case dated as of the Closing Date;

(l)                           written consents from each required party under the Company’s Shareholder Agreement, and any joinder agreement thereunder, for the Company to grant Buyer registration rights in connection with the Investor Rights Agreement; and

(m)                   certificates, dated as of the Closing Date executed by an authorized officer of the Company, certifying that:

(i)                                     The Company has performed in all material respects all of its covenants, agreements and obligations hereunder required to be performed by it on or prior to the Closing Date and (ii) the representations and warranties of the Company contained in Article 3 hereof and in any certificate or other writing delivered by the Company pursuant hereto (A) that are qualified by materiality, Material Adverse Effect or any similar qualification or standard are true at and as of the date of this Agreement and the Closing Date as if made at and as of such date and (B) that are not qualified by materiality or any similar qualification or standard are true in all material respects at and as of the date of this Agreement and the Closing Date as if made at and as of such time, provided that each representation or warranty made by the Company in this Agreement under Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.07 (collectively, the “Fundamental Reps”) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct as of such specified date).

(ii)                                  There shall not have occurred any Material Adverse Effect or any event that would result in a Material Adverse Effect.

(iii)                               Trading in the Company’s American depositary shares has not have been suspended by the SEC or the New York Stock Exchange (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Company’s American depositary shares have been at all times since such date listed for trading on the New York Stock Exchange.

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Promptly following the Closing, the Company shall deliver, or cause to be delivered, to Buyer a duly signed share certificate registered in the name of Buyer, representing the Subscription Shares.

Section 2.04 Closing Deliveries by Buyer. At the Closing:

(a)         Buyer shall deliver, or cause to be delivered, to the Company for the Subscription Securities an amount equal to the Subscription Price, in immediately available funds by wire transfer to the account set forth in Schedule C hereto;

(b)         Buyer shall deliver a certified true copy of the board resolutions of Buyer evidencing approval of the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder; and

(c)          Buyer shall deliver to the Company certificates, dated as of the Closing Date executed by an authorized officer of Buyer, certifying that (i) Buyer has performed in all material respects all of its covenants, agreements and obligations hereunder required to be performed by it at or prior to the Closing Date and (ii) the representations and warranties of Buyer contained in Article 4 hereof and in any certificate or other writing delivered by Buyer pursuant hereto (A) that are qualified by materiality or any similar qualification or standard shall be true at and as of the Closing Date as if made at and as of such date and (B) that are not qualified by materiality or any similar qualification or standard are true in all material respects at and as of the Closing Date as if made at and as of such time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer as of the date hereof and as of the Closing Date that, except as set forth in the Company SEC Documents filed prior to the date of this Agreement (without giving effect to any amendment thereto filed on or after the date of this Agreement) (excluding disclosures of non-specific risks faced by the Company included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are cautionary, predictive, general or forward-looking in nature):

Section 3.01. Organization and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. The Company has heretofore furnished or otherwise made available to Buyer a complete and correct copy of the Memorandum and Articles, as amended to date and as furnished to the SEC on May 23, 2013. The Memorandum and Articles are in full force and effect. The Company is not in violation of any of the provisions of its Memorandum and Articles.

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Section 3.02. Subsidiaries. Each of the Company’s Subsidiaries has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as currently conducted. Each of the Company’s Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. The constitutional documents of each of the Company’s Subsidiaries are in full force and effect. None of the Company’s Subsidiaries is in violation of any of the provisions of its constitutional documents in any material respect.

Section 3.03. Capitalization.

(a)                                 The authorized share capital of the Company consists of 750,000,000 Shares. As of the date of this Agreement, 94,456,773 Shares are issued and outstanding (including 46,941,782 Shares that have been issued to the Company’s Depositary and reserved for future grants under the Company Share Plan) provided that 12,766,333 Shares beneficially owned by Mr. Quji (Alan) Guo, Mr. Wen and Mr. Zhang are entitled to three votes per Share with respect to a “change of control”, as such term is defined under the Memorandum and Articles. Pursuant to the Company’s Amended and Reinstated 2008 Share Incentive Plan, as amended (the “Company Share Plan”), 11,344,444 Shares were reserved for issuance under the Company Share Plan. As of the date of this Agreement, (i) 4,597,628 Shares are issued and outstanding pursuant to the exercise of options and vesting of restricted shares granted under the Company Share Plan, (ii) options to purchase 1,374,050 Shares and restricted share units in respect of 3,315,264 Shares have been granted and are outstanding under the Company Share Plan, and (iii) 2,057,502 Shares are available for future grants under the Company Share Plan. Except as set forth in this Section 3.03, as of the date of this Agreement, no Securities were issued, reserved for issuance or outstanding and no securities of any of its Subsidiaries convertible into or exchangeable or exercisable for any Securities were issued or are outstanding. From the date of this Agreement to the Closing Date, (1) there will be no issuances by the Company of any Securities, other than issuances of Shares pursuant to options or restricted share units (as each such term is defined in the Company Share Plan) outstanding on the date of this Agreement and (2) there will be no issuances by the Company of stock-based performance units, share appreciation rights or other rights to acquire Securities or voting interests in the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of the Shares, other than issuances pursuant to the Company Share Plan in accordance with their terms. All outstanding Shares are, and all such shares that may be issued prior to the date hereof will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which holders of the Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above in this 3.03(a), as of the date of this Agreement, there are no Securities (including without limitation any shareholder rights plan or “poison pill”), stock-based performance units, share appreciation rights or other rights, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which the Company is bound (A) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional securities or any Voting Company Debt, (B) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such securities, stock-based performance units, share appreciation rights or other rights, Contracts or undertakings or (C) that give any Person the right to receive any economic interest of a nature accruing to the holders of the Shares, including any stock-based performance unit, share appreciation right or similar right or interest based on shares of capital stock of the Company.

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(b)                                 All of the issued equity securities of each non-PRC Subsidiary of the Company are validly issued, fully paid and non-assessable, and were issued in compliance with the applicable registration and qualification requirements of Applicable Laws. The registered capital of each PRC Subsidiary of the Company was timely and fully contributed in accordance with its articles of association and Applicable Laws. If required by PRC law, all the paid-in capital of each PRC Subsidiary has been duly verified by a certified public accountant registered in the PRC and the accounting firm employing such accountant, the report of the certified public accountant evidencing such verification has been registered with the relevant Governmental Authority, and such registered capital is free and clear of any Lien.

Section 3.04. Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and the other Transaction Documents and perform its obligations under this Agreement and the other Transaction Documents and to issue the Subscription Securities in accordance with the terms hereof. The Company Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Documents and approved the consummation of the transactions contemplated hereby and thereby. No other filing, consent or authorization on the part of the Company is necessary to authorize or approve this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby. This Agreement and the other Transaction Documents have been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”).

Section 3.05. No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby will not (a) result in a violation of the Memorandum and Articles, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party, or (c) result in a violation of any Applicable Law to the Company or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a Material Adverse Effect.

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Section 3.06. Consents. In connection with the entering into and performance of this Agreement and the other Transaction Documents, subject to the accuracy of the warranties of Buyer in Section 4.03, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained (including under the Shareholders Agreement and related joinder). On or prior to the date hereof, the Company shall have obtained written consents from each required party under the Company’s Shareholders Agreement, and any joinder agreement thereunder, for the Company to grant Buyer registration rights in connection with the Investor Rights Agreement.

Section 3.07. Due Issuance; No General Solicitation.

(a)         The Subscription Securities and the Shares issuable upon exercise of the Subscription Warrant, when issued, sold and delivered in accordance with the terms of this Agreement and/or the Subscription Warrant, will be duly and validly issued, fully paid, non-assessable and free from all Liens, preemptive rights, rights of first refusal, subscription and similar rights, with the Buyer being entitled to all rights accorded to a holder of the Shares. Assuming the accuracy of the representations and warranties set forth in Section 4.04 of this Agreement, the offer and issuance by the Company of the Subscription Securities and the Shares issuable upon exercise of the Subscription Warrant is exempt from registration under the 1933 Act.

(b)         Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the 1933 Act) in connection with the offer or sale of the Subscription Securities.

(c)          None of the Company, any of its Affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Subscription Securities or the Shares issuable upon the exercise of the Subscription Warrant under the 1933 Act, whether through integration with prior offerings or otherwise.

Section 3.08. SEC Filings. The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the 1933 Act or the 1934 Act (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Company SEC Documents”). As of their respective filing or furnishing dates, the Company SEC Documents complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, as applicable, to the respective Company SEC Documents, and none of the Company SEC Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC or its staff.

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Section 3.09. Financial Statements. As of their respective dates, the financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated financial statements (including any related notes thereto) included or incorporated by reference in the Company SEC Documents fairly presented in all material respects the consolidated financial position of the Company as of the dates indicated therein and the consolidated results of its operations, cash flows and changes in shareholders’ equity for the periods specified therein. Such financial statements were prepared in accordance with US GAAP applied on a consistent basis (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, subject to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 3.10. No Undisclosed Liabilities. Since December 31, 2014, the Company and its Subsidiaries have not had any liabilities or obligations other than (a) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of December 31, 2014 (excluding those discharged or paid in full prior to the date of this Agreement), (b) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) liabilities incurred since December 31, 2014 in the ordinary course of business consistent with past practices and (d) any liabilities incurred pursuant to this Agreement. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

Section 3.11. Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 or Rule 15d-15 under the 1934 Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal year ended December 31, 2014 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, if and when next due.

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Section 3.12. Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since December 31, 2014, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)                                 any Material Adverse Effect;

(b)                                 any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any Taxing Authority to change) in any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(c)                                  any incurrence of material indebtedness for borrowed money, or any guarantee of such indebtedness for another Person, or, except in the ordinary course of business, creation or allowing to exist any Lien of any nature securing obligations on any of material property, undertaking, assets or rights of the Company and its Subsidiaries, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(d)                                 any receiver, trustee, administrator or other similar Person appointed or commence any bankruptcy or insolvency-related proceeding in relation to the affairs of the Company or its property or any part thereof;

(e)                                  (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any of the Company’s wholly owned Subsidiaries or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except such redemptions, repurchases or acquisitions as have been made through the Company’s existing 10b-18 share repurchase program;

(f)                                   change of the accounting firm responsible for the audit of the Company or any of its Subsidiaries, or any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(g)                                  any adoption of resolution to approve petition or similar proceeding or order in relation to a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(h)                                 any agreement to carry out any of the foregoing.

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Section 3.13. Litigation. There are no pending or, to the Knowledge of the Company, threatened, any material Proceedings of any nature against the Company or any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries (in their capacity as directors and officers of the Company or any of its Subsidiaries) or any Proceedings that seek to restrain or enjoin the consummation of the transactions contemplated hereby or by any other Transaction Documents. There is no material judgment, order, injunction or decree (a “Judgment”) outstanding against the Company, any of its Subsidiaries, any of their equity interests, material properties or assets, or any of their directors and officers (in their capacity as directors and officers).

Section 3.14. Permits; Compliance with Applicable Laws. The Company and each of its Subsidiaries have conducted their businesses in compliance with all Applicable Laws in all material respects (including, without limitation, the U.S. Foreign Corrupt Practices Act, as amended, and PRC anti-bribery Law) and applicable requirements of the New York Stock Exchange. The Company is not in material violation of any listing requirements of the New York Stock Exchange and has no knowledge of any facts that would reasonably be expected to lead to delisting or suspension of its American depositary shares from the New York Stock Exchange in the foreseeable future. The Company and each of its Subsidiaries have all material permits, licenses, authorizations, consents, orders and approvals (collectively, “Permits”) of, and have made all material filings, applications and registrations with, any Governmental Authority that are required in order to carry on their business as presently conducted; and all such Permits are in full force and effect in all material respects and all such filings, applications and registrations are current in all material respects.

Section 3.15. Tax Status. The Company and each of its Subsidiaries (a) has filed or caused to be filed in a timely manner (within any applicable extension periods) and in the appropriate jurisdictions all material Tax returns, reports, information statements and other documentation (including any additional or supporting materials) required to be filed in connection with the calculation, determination, assessment or collection of any and all Taxes, including all amended returns required as a result of examination adjustments made by any Governmental Authority responsible for the imposition of any Tax (collectively, the “Returns”), and such Returns are true, correct and complete in all material respects, (b) has paid all material Taxes and other governmental assessments and charges shown or determined to be due on such Returns, except those being contested in good faith, not finally determined, and (c) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such Returns apply. No Returns filed by or on behalf of the Company or any of its Subsidiaries with respect to material Taxes are currently being audited, examined or subject to similar proceeding, and neither the Company nor any of its Subsidiaries has received written notice of any such audit, examination or similar proceeding having been proposed or threatened. Neither the Company nor any of its Subsidiaries (i) is a party to, is bound by, or has any obligation under, any Tax Sharing Agreement with respect to any material amount of Taxes, (ii) is or has in the past five (5) years been a member of an affiliated, consolidated, combined or unitary group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is the Company), or (iii) has any liability for any material amount of Taxes of any Person (other than the Company or any of its Subsidiaries) by reason of being required to file a consolidated, combined, unitary of similar income Tax Return.

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Section 3.16. Variable Interest Entities. The Company controls its VIE Entities through a series of contractual arrangements as described in the Company SEC Documents (the “Control Documents”). Each of the Control Documents has been duly authorized, executed and delivered by the parties thereto, and constitutes valid and binding obligations of the parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception, and there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of the Control Documents. The Control Documents are adequate to enable the financial statements of VIE Entities to be consolidated with those of the Company and its Subsidiaries in accordance with US GAAP. All shareholders of VIE Entities have been in compliance with the terms of the Control Documents in all material respects.

Section 3.17. Transactions With Affiliates and Employees. None of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as officers and directors including director indemnity agreements), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or, to the Knowledge of the Company, any entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner, other than (a) for payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) for other employee benefits, including stock option agreements under the Company Share Plan.

Section 3.18. Brokers and Finders. Neither the Company nor any of its Affiliates is a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon Buyer or the Company for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated hereby.

Section 3.19. Title to Property. Each of the Company and its Subsidiaries has good and marketable title to all real property and personal property owned by it that is material to their respective businesses, in each case free and clear of any material Lien as of Closing Date, except such Lien as permitted under the Transaction Documents, and for real property not owned by any of the Company and its Subsidiaries and currently used or planned to be used for the business operations of the Company and its Subsidiaries, each of them has good and marketable title to all leasehold estates in real and personal property being leased by it that is material to their respective businesses and, in each case, free and clear of all material Lien as of Closing Date.

Section 3.20. Intellectual Property.

(a)                                 The Company and its Subsidiaries own, or possess or can acquire on commercially reasonable terms adequate rights or licenses to use all Intellectual Property necessary to the conduct of their businesses as now conducted, including Intellectual Property owned by the Company, and such Intellectual Property represents all material intellectual property rights necessary to the conduct of their business as now conducted. There are no infringements or other violations of any Intellectual Property owned by the Company or any of its Subsidiaries by any third party, except for such infringements and violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe or otherwise violate any proprietary right or Intellectual Property of any third party, except for such infringements and other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. There is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary: (i) alleging any such infringement or other violation of any third party’s proprietary rights; or (ii) challenging the Company’s or any Subsidiary’s ownership or use of, or the validity or enforceability of any material Intellectual Property owned by the Company or its Subsidiaries, excluding any office action or other form of preliminary or final refusal of registration in the ordinary course of business.

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(b)                                 All material registered Intellectual Property and pending applications for registration of material Intellectual Property anywhere in the world (collectively, “Registered Intellectual Property”) that are owned or filed by the Company or its Subsidiary are owned by the Company or its Subsidiaries, free and clear of Encumbrances of any nature. All Registered Intellectual Property is subsisting, valid and enforceable, currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof and not subject to any outstanding Judgment materially and adversely affecting the Company’s use thereof or rights thereto or that would materially impair the validity or enforceability thereof. No material Registered Intellectual Property of the Company is the subject of any Proceeding before any governmental, registration or other authority in any jurisdiction, excluding any office action or other form of preliminary or final refusal of registration in the ordinary course of business. The consummation of the transactions contemplated under the Transaction Documents will not alter or impair any material Intellectual Property that is owned by or used pursuant to a license by the Company or a Subsidiary.

(c)                                  The Company and its Subsidiaries have taken commercially reasonable measures to protect the secrecy, and confidentiality of all of their material trade secrets and, to the Knowledge of the Company, there has been no unauthorized disclosure of any material data or information which, but for any such unauthorized disclosure, the Company would consider to be a material trade secret owned by the Company or any of its Subsidiaries.

(d)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each employee in research and development function who in the regular course of his employment may create programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship have signed an assignment or similar agreement with or otherwise have a binding legal obligation to the Company or its Subsidiaries confirming the Company’s or its Subsidiaries’ ownership or, in the alternate, transferring and assigning to the Company or its Subsidiary all right, title and interest in and to such programs, modifications, enhancements or other inventions including copyright and other Intellectual Property rights therein and (ii) to the Knowledge of the Company, no employee of the Company and its Subsidiaries is in violation of any term of any patent or invention disclosure agreement or any patent or invention disclosure provisions in any employment agreement or other contract or agreement.

(e)                                  To the Knowledge of the Company, the use of open source or public library software, including any version of any software licensed pursuant to any GNU General Public License or other public license, in the Company’s or any of its Subsidiary’s software, if any, as currently used does not materially adversely impact the Company’s or any of its Subsidiary’s ownership or use of, or the validity or enforceability or confidentiality of any material Intellectual Property (including rights in source code) owned or purported to be owned by the Company or any of its Subsidiaries.

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Section 3.21. Employee Matters. Each of the key employees of the Company and its Subsidiaries (vice president or above) is currently devoting all of his or her business time to the business of the Company and its Subsidiaries and, to the knowledge of the Company, the performance of his or her duties to the Company and its Subsidiaries will not constitute a breach of, or otherwise contravene, the terms of any employment or other agreement to which he or she is a party or is otherwise bound. No such individual has given any notice of an intent to resign, and, none of the Company and its Subsidiaries has any present intention of terminating the employment of any such individual. Since December 31, 2014, there has not been any material change to the compensations and benefits that the aforementioned key employees are entitled to, including bonus, stock option, stock purchase, restricted stock, incentive, deterred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements except for such changes as have occurred in the ordinary course of business in line with industry trends. There are no material Proceedings relating to the violation or alleged violation by the Company or its Subsidiaries of any Applicable Law pertaining to labor relations or employment matters. Each of the Company and its Subsidiaries has complied in all material respects with all Applicable Laws relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all wages and social insurance contributions required under Applicable Law in all material respects.

Section 3.22. No Sale to the U.S. None of the Company, its Affiliates, or any Person acting on its or their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security that is or would be integrated with the sale of the Subscription Securities in a manner or under circumstances that would require the registration of the Subscription Securities or the Shares underlying the Subscription Warrant under the 1933 Act.

Section 3.23 No Directed Selling Efforts. None of the Company, its Affiliates, or any person acting on its or their behalf has engaged in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Securities or the Shares underlying the Subscription Warrant, and each of the Company, its Subsidiaries, their respective Affiliates and each person acting on its or their behalf has complied with the offering restrictions requirement of Regulation S.

Section 3.24. Investment Company. The Company is not, and after giving effect to the offer and sale of the Subscription Securities or the Shares underlying the Subscription Warrant contemplated herein will not be, required to register as an “investment company” under, and as such term is defined in, the U.S. Investment Company Act of 1940, as amended.

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company as of the date hereof and as of the Closing Date that:

Section 4.01. Corporate Existence and Authorization. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. On or prior to the Closing Date, the Buyer shall have obtained the approval from its board of directors in relation to the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereunder. On or prior to the date hereof, the Buyer shall have obtained the approval of the shareholders of Zall Development Group Ltd. as required under the HKLR, or, if applicable, the written approval from Zall Development Investment Company Limited (the controlling shareholder of Zall Development Group Ltd. which holds 74.99 % of voting rights of Zall Development Group Ltd., which in turn holds 100 % of voting rights of Zall Development (BVI) Holding Company Limited, which in turn holds 100 % of voting rights of the Buyer, each as at the date of this Agreement) pursuant to HKLR14.44 in lieu of holding a general meeting in relation to the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereunder. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer, subject to the Bankruptcy and Equity Exception.

Section 4.02. No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby will not (a) result in a violation of its constitutional documents including the memorandum and articles of association of Buyer, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which Buyer is a party, or (c) result in a violation of any Applicable Law with respect to Buyer or by which any property or asset of Buyer is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a material adverse effect on the businesses and operations of Buyer.

Section 4.03. Consent. In connection with the entering into and performance of this Agreement, subject to the accuracy of the warranties of the Buyer in Section 4.01 and that of the Company in Section 3.06, Buyer is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which Buyer is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for such consents, authorizations, orders, filings or registrations that, if not obtained or made, would not result in a material adverse effect on the businesses and operations of Buyer, or (c) any applicable regulatory body including but not limited to The Stock Exchange of Hong Kong Limited.

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Section 4.04. Status. Buyer is either (a) not a U.S. Person (as defined in Rule 902 of Regulation S) or (b) an “accredited investor” within the meaning in Rule 501 of Regulation D. Buyer has the knowledge, sophistication and experience necessary to make an investment decision like that involved in the transactions contemplated hereunder and can bear the economic risk of its investment in the Subscription Securities. Buyer has such knowledge and experience in financial and business matters as to enable it to make an informed decision with respect to the purchase of the Subscription Securities. Buyer is a sophisticated investor and has independently evaluated the merits of its decision to purchase the Subscription Securities.

Section 4.05. Investment Intent. Buyer is acquiring the Subscription Securities for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the 1933 Act. Buyer does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Subscription Securities.

Section 4.06. General Solicitation. Buyer is not purchasing the Subscription Securities as a result of any general solicitation or general advertising (within the meaning of Regulation D of the 1933 Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

Section 4.07. Securities Not Registered. Buyer understands that the Subscription Securities have not been registered under the 1933 Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the 1933 Act, and that the Securities must continue to be held by Buyer unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Buyer understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the 1933 Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of Buyer’s control and which the Company is under no obligation and may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

Section 4.08. Brokers and Finders. Buyer is not a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon Buyer for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated hereby.

Section 4.9. Availability of Funds. Buyer has, or at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay all amounts required to be paid by Buyer pursuant to Section 2.04 of this Agreement.

Section 4.10. Shareholders’ Consent. Buyer has, on or prior to the date of this Agreement, delivered to the Company a copy of the written approval from Zall Development Investment Company Limited (the controlling shareholder of Zall Development Group Ltd. which holds 74.99% of voting rights of Zall Development Group Ltd., which in turn holds 100 % of voting rights of Zall Development (BVI) Holding Company Limited, which in turn holds 100 % of voting rights of the Buyer, each as at the date of this Agreement) approving the terms of, and the transactions contemplated by, this Agreement and the other Transaction Documents pursuant to HKLR14.44 in lieu of holding a general meeting.

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ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.01. Company Board. Upon or prior to the Closing, the Company shall, subject to Applicable Law and the Memorandum and Articles, take any and all necessary or desirable actions as may be required under Applicable Law and the Memorandum and Articles (other than a shareholders’ resolution) to (i) acknowledge the resignation of Outgoing Directors from the Company Board, (ii) subject to Buyer’s compliance with Section 6.07 hereof, cause the Buyer Directors to be appointed to the Company Board; and (iii) cause at least one (1) Buyer Director to be appointed to as a member of each of the Compensation Committee and Corporate Governance and Nominating Committee of the Company Board.

Section 5.02. Compliance and Other Actions Prior to Closing.

(a)    From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, comply with all Applicable Laws imposed by all relevant Governmental Authorities in respect of the operation of its and their business as currently conducted and contemplated to be conducted, including without limitation, maintenance and compliance of all Permits required in connection with such businesses and shall use commercially reasonable efforts to ensure that its employees and agents to comply with all Permits. From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and affairs in the ordinary course of business consistent with past practice and shall use its commercially reasonable efforts to preserve substantially intact its business organization, keep available the services of its current officers, key employees, and key consultants and contractors and preserve its current relationships and goodwill with Governmental Authorities, key customers and suppliers, and any other persons with which the Company and its Subsidiaries have relations.

(b)    Without limiting the generality of Section 5.02(a), except as (i) otherwise expressly contemplated by this Agreement or any other Transaction Document, or (ii) Buyer may approve in advance in writing, between the date hereof and the earlier of (a) the Closing and (b) the date that is fourteen (14) days following the date hereof, the Company shall not, and shall cause its Subsidiaries not to, do any of the following:

(1)                                 incur material indebtedness for borrowed money or any guarantee of such indebtedness for another Person or create or allow to exist any Lien of any nature securing obligations on any of material property, undertaking, assets or rights of the Company and its Subsidiaries;

(2)                                 make any investment or any capital expenditure or incur any commitment in an aggregate amount exceeding US$3,000,000;

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(3)                                 acquire, sell, transfer, license or otherwise dispose in any form any asset, including any Intellectual Property owned by the Company and any of its Subsidiaries, for consideration or with a fair market value exceeding US$3,000,000 in the aggregate, other than the sales of products and services to customers or non-material purchases of supplies and equipment in the ordinary course of business consistent with past practice;

(4)                                 settle or compromise any Proceedings, other than settlements or compromises of any Proceeding that provide solely for a release of the Company and its Affiliates, and monetary relief where the amount paid by the Company and/or any of its Affiliates in settlement or compromise does not exceed US$1,000,000 individually or US$3,000,000 in the aggregate; or

(5)                                 take or propose to take, or agree in writing or otherwise to take, any of the actions set forth above.

(c) Without limiting the generality of Section 5.02(a), except as (i) otherwise expressly contemplated by this Agreement or any other Transaction Document, or (ii) Buyer may approve in advance in writing, between the date hereof and the earlier of (a) the Closing Date and (b) the date this Agreement is terminated, the Company shall not, and shall cause its Subsidiaries not to, do any of the following:

(1)                                 appoint any receiver, trustee, administrator or other similar Person or commence any bankruptcy or insolvency-related proceeding in relation to the affairs of the Company or its property or any part thereof;

(2)                                 declare, set aside or pay any dividend or other distribution with respect to any share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any of the Company’s wholly owned Subsidiaries

(3)                                 redeem, repurchase or acquire any share capital of the Company or any of its Subsidiaries, other than pursuant to the Company’;

(4)                                 change the accounting firm responsible for the audit of the Company or any of its Subsidiaries, or make any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(5)                                 adopt any resolution to approve petition or similar proceeding or order in relation to a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(6)                                 approve transactions exceeding US$1,000,000 involving the interest of any Related Party, or waive or make adjustments or modifications that have an effect of exceeding US$1,000,000 to the terms of any transactions involving the interests of any Related Party; or

(7)                                 cease to conduct or carry on business in substantially the form as now conducted, approve the development of any new line of business or materially change any part of its business activities (provided that neither this paragraph nor anything in this Section 5.03(c) shall preclude the Company from taking any actions detailed in Section 5.02(b) following the date on which such provision no longer restricts the Company).

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(8)                                 issue or sell any Securities or debt securities, warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries other than (i) to employees and other eligible recipients in the ordinary course of business pursuant to the Company Share Plan; and (ii) pursuant to the exercise or vesting of any outstanding options, warrants or other rights to acquire or receive Shares or American depositary shares issued under the Company Share Plan;

(9)                                 make or revoke any material Tax election, any settlement or compromise of any material Tax liability, or change (or request to any Taxing Authority to change) in any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(10)                          make any alteration or amendment to the Company’s constitutional documents or the constitutional documents of any of the Company’s Subsidiaries, or change the size or composition of its board of directors or any committee thereof;

(11)                          enter into any reorganization, consolidation, merger, joint venture or partnership, or acquire, sell, transfer or dispose any equity securities of any Person, except,

(12)                          take or propose to take, or agree in writing or otherwise to take, any of the actions set forth above.

Section 5.04. Assistance. To the extent permissible by the relevant laws and regulations to which the Company is subject, the Company shall (i) use reasonable best efforts to assist Buyer and Zall Development Group Ltd. to prepare the shareholders’ circular of Zall Development Group Ltd. as required under Chapter 14 of HKLRs (the “HKLR Shareholders’ Circular”), (ii) provide with Buyer and Zall Development Group Ltd. any and all information reasonably required for the preparation and publication of such HKLR Shareholders’ Circular (including the preparation for response to comments/queries from time to time raised by The Stock Exchange of Hong Kong Limited) and (iii) ensure and guarantee that any and all information so provided to be true, accurate and not misleading in all material respects.

Section 5.06 Listing of Securities. The Company shall (a) take all reasonable action necessary to continue the listing and trading of its American depositary shares on the New York Stock Exchange and shall comply with the Company’s reporting, filing and other obligations under the rules of the New York Stock Exchange, in each case, through the Closing, and (b) file with the New York Stock Exchange the supplemental listing application, if any, required by the New York Stock Exchange in respect of the American depositary shares representing the Subscription Securities.

Section 5.07 Reservation of Shares. The Company shall ensure that it has sufficient number of duly authorized Shares at the Closing to comply with its obligations to issue the Subscription Securities and the Shares underlying the Subscription Warrant.

Section 5.08 No Integrated Offering. The Company, shall not, and shall cause its Affiliates and any Person acting on its or their behalf not to, directly or indirectly, make any offers or sales of any security or solicit any offers to buy any security, under circumstances that would require registration of the issuance of any of the Subscription Securities and the Shares underlying the Subscription Warrant under the 1933 Act whether through integration with prior offerings or otherwise.

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Section 5.09 Use of Proceeds. The Company shall apply the proceeds it receives under this Agreement (the “Proceeds”) for general corporate purposes, and investments and acquisitions and shall not use the Proceeds for (i) the repayment of any debts or other financial obligations of itself or of any of its Subsidiaries (except for debts or financial obligations owed to each other among the Company and any of its Subsidiaries), (ii) lending by way of loan or otherwise to any third party other than the Company, any of its Subsidiaries or any shareholder of its affiliated variable interest entities in connection with its obligations to or requirements regarding its affiliated variable interest entities, or (iii) repurchase or cancellation of any securities of the Company held by any shareholders of the Company or any of its Subsidiaries, in each case without the prior written consent of the Buyer. For the avoidance of doubt, the Company shall not be so restricted if it shall use its own working capital (other than the Proceeds) or funds obtained from other sources to conduct any of the activities described in the foregoing sentence.

Section 5.10. D&O Insurance and Indemnification Agreements. The Company shall maintain directors’ and officers’ insurance on the same terms to Buyer Director as those offered to the other directors of the Company (the “D&O Insurance”), in relation to any director who is nominated by Buyer. The Company shall indemnify and hold harmless each director nominated by Buyer against any and all losses and liabilities such director may suffer or incur as a result of or in such director’s capacity as a director of the Company in accordance with the terms of the Indemnification Agreements, which shall be in substantially the same form as those entered into by the other directors of the Company.

Section 5.11 Board Committees. Upon or after the date of this Agreement, the Company shall use its reasonable best efforts to appoint one of the Buyer Directors to each of (i) the Compensation Committee; (ii) Corporate Governance and Nominating Committee of the Company Board; and (iii) such other committees of the Board as may be established by the Company, in each case subject to compliance with Applicable Laws and, in the case of (iii), excluding the Audit Committee and subject also to the corporate governance best practice applicable to companies listed on the New York Stock Exchange similar to the Company, upon or prior to the Closing.

Section 5.12 VIE Directors. As soon as practicable after the Closing but in any event within one (1) week after the Closing, the Company shall have submitted and made any and all documents and filings necessary to all applicable Governmental Authorities to complete and perfect the appointment of Mr. YAN Zhi (阎志) to the board of directors of each of Lanting Huitong and Lanting Gaochuang in compliance with all Applicable Laws.

Section 5.13 Shareholders’ Meeting. Within three (3) months of the Closing, the Company shall cause a shareholders’ meeting of the Company to be held pursuant to the Memorandum and Articles, and at such meeting, the Company shall procure resolutions be passed to approve and ratify the election of the Buyer Directors.

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Section 5.14 Replacement of Buyer Director. If any shareholder approval is required for the replacement of any Buyer Director after the Closing at the request of the Buyer, the Company shall cause a shareholders’ meeting of the Company to be promptly held pursuant to the Memorandum and Articles, and at such meeting, the Company shall procure resolutions be passed to approve and ratify such election of Buyer Director(s).

Section 5.15 Form F-3. Promptly after the filing of its annual report on Form 20-F for the year ended December 31, 2015 and in no event later than June 15, 2016, the Company shall have prepared and filed with the SEC a registration statement on Form F3 with respect to the resale of the Subscription Securities and the Shares underlying the Subscription Warrant (and the American depositary shares related to each of the foregoing) and shall have used its reasonable best efforts to cause such registration statement to become effective prior to the date that is six (6) months after the date of Closing.

ARTICLE 6

ADDITIONAL COVENANTS; COVENANTS OF THE BUYER

Section 6.01. Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement (including the satisfaction, but not the waiver, of the conditions set forth in Article 7). During the period from the date of this Agreement through the Closing Date, except as required by Applicable Law, as contemplated by this Agreement or with the prior written consent of the other Party hereto, no Party will take any action which, or fail to take any action the failure of which to be taken, would, or would reasonably be expected to (a) result in any of the representations and warranties set forth in Article 3 or Article 4 on the part of the Party taking or failing to take such action being or becoming untrue in any respect, (b) result in any conditions set forth in Article 7 not to be satisfied, or (c) result in any material violation of any provision of this Agreement.

Section 6.02 Public Disclosure. Without limiting any other provision of this Agreement, the Parties hereto, to the extent permitted by Applicable Law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by Applicable Law or any listing agreement with or requirement or rules of the applicable securities exchange, provided that in connection with the execution of this Agreement, the Company and the Buyer shall make a joint press release with respect to this Agreement and the transactions contemplated hereunder in a form mutually agreed by the Parties.

Section 6.03 Confidentiality. (a) Subject to the exceptions set forth in this Section 6.03, each Party acknowledges and agrees that the following are confidential (“Confidential Information”): this Agreement and the other Transaction Documents, the transactions contemplated herein and therein, information regarding this Agreement and the other Transaction Documents, information regarding the Company, Buyer and their respective Affiliates, and information, materials and documents obtained pursuant to this Agreement, with the exception that any of the foregoing which (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement or other obligation of confidentiality, (ii) was available on a nonconfidential basis prior to its disclosure pursuant to this Agreement or the transactions contemplated hereunder, or (iii) becomes available on a nonconfidential basis from a Person who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

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(b)                                 No disclosure of the Confidential Information is permitted except (i) to employees and/or business, legal or financial advisors of the Company or Buyer as necessary to the performance of its obligations in connection herewith and with this Agreement so long as such Persons agree to maintain the confidentiality of the Confidential Information so disclosed, (ii) as the Parties may mutually agree in writing (including the language of any disclosure), (iii) to any Governmental Authority to the extent reasonably required for the purposes of the Tax affairs of the party, (iv) to the extent advised by competent legal counsel that such disclosure is required by Applicable Law (including but not limited to the rules or requirements of any stock exchange) or Governmental Authority, in which case the Parties shall, to the extent allowed under the circumstances, in good faith attempt to agree on the content of the disclosure, (v) that the Company, Buyer, and/or Zall Development Group Ltd. may be required to file with the SEC or the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited (as the case may be) such announcements, shareholders’ circulars or other documents and such schedules and forms as may be required under Applicable Law or rules or requirements of any stock exchange, as applicable, which may need to contain information relating to this Agreement and other Transaction Documents and the transactions contemplated hereunder and thereunder and information relating to the Company and its Affiliates and as an exhibit thereto a copy of this Agreement, and nothing contained in this Section 6.03 is intended to limit or restrict such ability to file such schedules and forms or any amendments thereto. The covenants set forth in this Section 6.03 will survive any termination of this Agreement.

Section 6.04 Notices of Certain Events. Each Party shall promptly notify the other Party of:

(a)              any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)              any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)               any Proceeding commenced or, to the Knowledge of such Party, threatened against, relating to or involving or otherwise affecting such Party that, if pending on the date of this Agreement, would or could reasonably be expected to hinder, prevent or delay the consummation of the transactions contemplated hereunder;

(d)              any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 7.02 or Section 7.03 (as the case may be) not to be satisfied; and

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(e) any failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the conditions set forth in Section 7.02 or Section 7.03 (as the case may be) not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 6.06 Cooperation and Opportunities. From and after the Closing, each Party shall, and shall cause its respective Affiliates to, use commercially reasonable best efforts to identify potential areas (including B2B business) for business cooperation and expansion with the other Party (including the Affiliates of such other Party).

Section 6.07 Buyer Directors. Upon or prior to the Closing, Buyer shall deliver to the Company written consents by each of the Buyer Directors to act as a director of the Company.

Section 6.08 Buyer Actions. Buyer shall use its reasonable best efforts to procure such authorizations, approvals, consent, or the giving of a “no comment” confirmation from The Stock Exchange of Hong Kong Limited with regard to the publication of the HKLR Shareholders’ Circular, prepare and publish the shareholders’ circular of Buyer as required under Chapter 14 of HKLRs (the “HKLR Shareholders’ Circular”) (including the preparation for response to comments/queries from time to time raised by The Stock Exchange of Hong Kong Limited), and in connection with the Closing, notify the Company upon receiving the approval, or “no comment” confirmation of The Stock Exchange of Hong Kong Limited of the HKLR Shareholders’ Circular.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.01. Conditions to Obligations of Each Party. The obligations of each Party to consummate the Closing are subject to the satisfaction of the following conditions:

(a)         No provision of any Applicable Law nor any Judgment entered by or with any Governmental Authority of competent jurisdiction shall be in effect that enjoins, suspends, prohibits or materially alters the terms of the transactions contemplated by this Agreement or any other Transaction Documents, nor any Proceeding challenging this Agreement or any other Transaction Documents or the transactions contemplated hereby or thereby, or seeking to suspend, prohibit, alter, prevent or delay the Closing, shall have been instituted or be pending before any Governmental Authority; and

(b)         The shareholders of Zall Development Group Ltd. shall have passed a resolution at a general meeting, or valid written approval by the controlling shareholder of Zall Development Group Ltd., (in lieu of holding a general meeting), if applicable, to approve the terms of, and the transactions contemplated by, this Agreement and the other Transaction Documents in accordance with the HKLR.

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Section 7.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a)         Trading in the Company’s American depositary shares shall not have been suspended by the SEC or the New York Stock Exchange (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Company’s American depositary shares shall have been at all times since such date listed for trading on the New York Stock Exchange.

ARTICLE 8

SURVIVAL AND INDEMNIFICATION

Section 8.01. Survival. Other than the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.07, Section 3.18, Section 4.01, Section 4.02 and Section 4.08, which shall survive the Closing indefinitely, and the representations and warranties set forth in Section 3.08 and Section 3.15, which shall survive the Closing until the date that is three (3) years after the Closing, the representations and warranties of the Parties set forth in Article 3 and Article 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing until the date that is twenty-four (24) months after the Closing. The covenants and other agreements of each Party contained in this Agreement shall survive the Closing until fully discharged in accordance with their terms, except for those covenants and agreements which shall be complied with or discharged prior to the Closing in accordance with the terms of this Agreement.

Section 8.02 Indemnification. The Company shall indemnify Buyer and each of its and its Affiliates’ directors, officers, employees, shareholders, owners, representatives, agents and advisors (collectively, the “Indemnified Parties”) and save and hold each of them harmless against any actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith, and including reasonable attorneys’ fees and disbursements (the “Losses”) suffered, incurred or paid by the Indemnified Parties, arising from, as a result of or in connection with: (i) any failure of any representation or warranty made by the Company in Article 3 to be true and correct in all respects as of the date hereof and as of the Closing Date; or (ii) any breach of any covenant or agreement by the Company contained in this Agreement. Other than with respect to fraud or willful misrepresentation, in no event shall the Company be liable for or have an obligation to indemnify or hold harmless any Indemnified Parties pursuant to this Article 8 for (i) Losses in connection with the representations and warranties other than the Fundamental Reps in excess of 40% of the Subscription Price paid or payable to the Company pursuant to this Agreement or (ii) Losses in aggregate (including in connection with clause (i)) in excess of the Subscription Price paid or payable to the Company pursuant to this Agreement. The Company shall not be liable to the Indemnified Parties for any Losses arising under Section 8.02 unless the aggregate amount of all Losses incurred by the Indemnified Parties exceeds US$1,200,000 in the aggregate (the “Basket”), in which case the Company shall be liable for all such Losses in excess of the Basket. The Company shall not be liable to the Buyer Indemnified Persons for any Losses arising under Section 8.02 relating to an individual claim resulting in Losses in the amount of US$100,000 or less (a “De Minimis Claim”), regardless of whether or not aggregate Losses have exceeded the Basket; nor shall the amount of any such De Minimis Claims be taken into account in determining whether the Basket has been reached. In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, consequential or indirect damages, lost profits or punitive damages and, in particular, no “diminution of value”, “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

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ARTICLE 9
TERMINATION

Section 9.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)         by mutual written agreement of the Company and Buyer; or

(b)         by written notice from the Company or Buyer to the other Party, if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited.

Section 9.02. Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, this Agreement shall cease to have any further effect, except that provisions of Section 6.03, this Article 9 and Article 10 shall survive such termination. Except as otherwise provided herein, a termination pursuant to Section 9.01 shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other Party to this Agreement.

ARTICLE 10
MISCELLANEOUS

Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given,

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if to Buyer, to:

Zall Development Group Ltd.

Suite 1606, 16/F, Two Exchange Square,

Central, Hong Kong

Attention: Gavin Zhu, CFO

Facsimile: +852 3153 5805

Email: gavin.zhu@zallcn.com

with a copy to:

Orrick, Herrington & Sutcliffe LLP

5701 China World Tower,

No.1 Jianguomenwai Avenue,

Beijing 100004,

People’s Republic of China

Attention: Ning Zhang

Facsimile: +86 10 8595 5700

Email: nzhang@orrick.com

if to the Company, to:

LightintheBox Holding Company Ltd.

Tower 2, Area D, Diantong Square No.

7 Jiuxianqiao North Road

Chaoyang District, Beijing, China

Attention: Robin Lu, Chief Financial Officer

Facsimile: +86 10 5692-0069

E-mail: robin.lu@lightinthebox.com

with a copy to:

Simpson Thacher & Bartlett LLP

ICBC Tower, 35/F

3 Garden Road, Central

Hong Kong SAR

Attention: Daniel Fertig

Facsimile: +852 2689-7694

Email: dfertig@stblaw.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other Party. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.02. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

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(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law, unless otherwise provided for in this Agreement.

Section 10.03. Expenses. Except as otherwise provided herein, all costs and expenses (including but not limited to transfer, documentary, sales, use, stamp, registration and other similar Taxes) incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, provided, however, that the Company shall pay or reimburse all reasonable costs and expenses (including fees and expenses for lawyers, accountants, auditors, financial advisors, technical consultants and other professions) incurred or to be incurred by Buyer in connection therewith and in connection with the preparation, negotiation, execution and delivery of the Transaction Documents and Buyer’s due diligence investigation. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Section 10.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its related parties at any time and (ii) after the Closing Date, to any Person; provided that no such transfer or assignment shall relieve Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer.

Section 10.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles.

Section 10.06. Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)              The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)              The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 10.06;

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(c)               The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)              A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)               The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 10.07. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

Section 10.08. Entire Agreement. This Agreement together with the other Transaction Documents constitutes the entire agreement between the Parties with respect to the subject matter of hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

Section 10.09. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 10.10 No Partnership. The Parties expressly do not intend to form a partnership, either general or limited, under any jurisdiction’s partnership law. The Parties do not intend to be partners to each other, partners to any third party, or create any fiduciary relationship among themselves, solely by virtue of transactions contemplated hereby or Buyer’s status as holder of the Subscription Securities.

Section 10.11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other parties may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Quji (Alan) Guo
Name: Quji (Alan) Guo
Title: Chairman and Chief Executive Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

By:	/s/ Zhi Yan
Name: Zhi Yan
Title: Director

Schedule A
Outgoing Directors

Schedule B
Buyer Directors

Schedule C

Company’s Account Information

Exhibit A
Form of Warrant

Agreed Form

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS WARRANT MUST BE SURRENDERED TO THE COMPANY AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, PLEDGE OR HYPOTHECATION OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED HEREBY.

WARRANT TO PURCHASE ORDINARY SHARES

of

LIGHTINTHEBOX HOLDING CO., LTD

Dated as of March [  ], 2016

No. 0001	Warrant to Purchase Ordinary
Shares

THIS CERTIFIES THAT, Zall Cross-border E-commerce Investment Company Limited or its transferees or assigns (the “Holder”), is entitled, subject to the provisions and upon the terms and conditions set forth herein to purchase from the Company the Company’s ordinary shares, par value $0.000067 per share (the “Ordinary Shares”), in the amounts, at such times and at the price per share set forth in Section 1. This Warrant is issued pursuant to the Subscription Agreement (the “Subscription Agreement”) dated as of March 17, 2016 between the Holder and LightInTheBox Holding Co., Ltd., a company formed under the laws of the Cayman Islands (the “Company”). The term “Warrant” as used herein shall include this Warrant and any warrants delivered in substitution, exchange or replacement therefor as provided herein.

The following is a statement of the rights of the Holder and the conditions to which this Warrant is subject, and to which Holder, by acceptance of this Warrant, agrees:

1.                                      Number and Price of Shares; Exercise Period.

(a)                                 Number of Shares. Subject to any previous exercise of the Warrant, the Holder shall have the right to purchase up to 7,455,000 Ordinary Shares, as may be adjusted pursuant hereby pursuant to Section 6 hereof, on or prior to the Expiration Date of this Warrant as provided in Section 7.

(b)                                 Exercise Price.

(i)                           The exercise price per Ordinary Share shall be US$2.75, subject to adjustment from time to time pursuant to Section 6 (the “Exercise Price”);

(c)                                  Exercise Period. This Warrant shall be exercisable on or after the six (6) month anniversary of the date hereof and such right shall terminate in accordance with Section 7 hereof, provided that Holder may only exercise its purchase right represented by this Warrant in accordance with applicable federal and state securities laws and the Company’s Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, a copy of which has been provided to the Holder.

2.                                   Exercise of the Warrant.

(a)                                 Exercise. The purchase rights represented by this Warrant may be exercised at the election of the Holder, in whole or in part, in accordance with Section 1, by:

(i)                           the tender to the Company at its principal executive office (or such other office or agency as the Company may designate) of a notice of exercise in the form of Exhibit A (the “Notice of Exercise”), duly completed and executed by or on behalf of the Holder, together with the surrender of this Warrant; and

(ii)                        the payment to the Company by wire transfer or other method acceptable to the Company of an amount equal to the product of the Exercise Price multiplied by, in each instance, all or a portion of the number of the securities issuable upon exercise of this Warrant (such securities, at any time of determination, the “Covered Securities”).

(b)                                 Date of Issuance. The rights under this Warrant shall be deemed to have been exercised and the Covered Securities shall be deemed to have been issued immediately prior to the close of business on each such date this Warrant is exercised in accordance with its terms, and the person entitled to receive the Covered Securities shall be treated for all purposes as the holder of record of such Covered Securities as of the close of business on such date.

(c)                                  Shares Fully Paid; Reservation of Shares. The Company covenants and agrees that all Ordinary Shares which may be issued upon exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect thereof. The Company further covenants and agrees, during the term that the rights under this Warrant are exercisable, to reserve and keep available from its authorized and unissued Ordinary Shares for the purpose of effecting the exercise of this Warrant such number of Ordinary Shares as shall from time to time be sufficient to effect the exercise of the rights under this Warrant.

3.                                      Replacement of the Warrant. Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at the expense of the Holder shall execute and deliver, in lieu of this Warrant, a new warrant, in the form hereof, for the then Covered Securities.

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4.                                      Transfer of the Warrant. This Warrant and the purchase right represented by this Warrant may not be transferred or assigned without the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed), unless the transfer or assignment is (i) a transfer to a parent, subsidiary or other affiliate of a Holder, or (ii) if (x) at the time such transfer is made, the number Ordinary Shares held by Holder is less than or equal to five (5) percent of the Warrant Class Securities outstanding at such time, and (y) the Holder transfers all Ordinary Shares held by it in the same transaction to the same transferee, in which cases the transfer or assignment of this Warrant shall not require the prior written consent of the Company. Any transfer of this Warrant shall be subject to this Section 4, and shall be made in accordance with the provisions of this Warrant with respect to compliance with the Securities Act and limitations on assignments and transfers. The Company shall act promptly to record transfers of this Warrant on its books. Any attempt by the Holder to transfer the Warrant in violation of this Section 4 or Section 5 shall be void.

5.                                      Restrictions on Transfer of the Warrant and Covered Securities; Compliance with Securities Laws. By acceptance of this Warrant, the Holder agrees to comply with the following:

(a)                                 Restrictions on Transfers.

(i)                           Any transfer of this Warrant must be in compliance with all applicable federal and state securities laws. The Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Warrant, or any beneficial interest therein, unless and until the transferee thereof has agreed in writing for the benefit of the Company to take and hold the Warrant subject to the terms and conditions set forth in this Warrant to the same extent as if the transferee were the original Holder hereunder; and

(ii)                        such Holder shall have given prior written notice to the Company of such Holder’s intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, (B) the transferee shall have confirmed to the Company in writing, substantially in the form of Exhibit A-1, that the Warrant is being acquired (i) solely for the transferee’s own account and not as a nominee for any other party, (ii) for investment and (iii) not with a view toward distribution or resale, and shall have confirmed such other matters related thereto as may be reasonably requested by the Company and (C) if reasonably requested by the Company, such Holder shall have furnished the Company, at the joint expense of both of the Company and the Holder (to be shared equally between them), with an opinion of counsel, reasonably satisfactory to the Company, to the effect that such disposition will not require registration of this Warrant under the Securities Act, whereupon such Holder shall be entitled to transfer this Warrant in accordance with the terms of the notice delivered by the Holder to the Company.

(b)                                 Investment Representation Statement. Unless the rights under this Warrant are exercised pursuant to an effective registration statement under the Securities Act that includes the Covered Securities with respect to which the Warrant was exercised, it shall be a condition to any exercise of the rights under this Warrant that the Holder shall have confirmed to the reasonable satisfaction of the Company in writing, substantially in the form of Exhibit A-1, that the Covered Securities so purchased are being acquired solely for the Holder’s own account and not as a nominee for any other party, for investment and not with a view toward distribution or resale.

(c)                                  Securities Law Legend. The Covered Securities shall (unless otherwise permitted by the provisions of this Warrant) be stamped or imprinted with a legend substantially similar to the following (in addition to any legend required by state securities laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.

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(d)                                 Instructions Regarding Transfer Restrictions. The Holder consents to the Company making a notation on its records and giving instructions to any transfer agent in order to implement the restrictions on transfer established in this Section 5.

(e)                                  Removal of Legend. The legend referring to federal and state securities laws identified in Section 5(c) stamped on a certificate evidencing the Covered Securities and the share transfer instructions and record notations with respect to such securities shall be removed and the Company shall issue a certificate without such legend to the holder of such securities if (i) such securities are registered under the Securities Act or (ii) such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a sale or transfer of such securities may be made without registration or qualification.

6.                                      Adjustments. Subject to the expiration of this Warrant pursuant to Section 7, the number and kind of the Covered Securities and the Exercise Price therefor are subject to adjustment from time to time, as follows:

(a)                                 Merger or Reorganization. If at any time there shall be any reorganization, recapitalization, merger or consolidation (a “Reorganization”) involving the Company in which Ordinary Shares are converted into or exchanged for securities, cash or other property, then, as a part of such Reorganization, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, the kind and amount of securities, cash or other property of the successor entity resulting from such Reorganization, equivalent in value to that which a holder of the Covered Securities would have been entitled in such Reorganization if the right to purchase the Covered Securities had been exercised immediately prior to such Reorganization. In any such case, appropriate adjustment (as reasonably determined in good faith by the board of directors or other governing body of the successor entity) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after such Reorganization to the end that the provisions of this Warrant shall be applicable after the event, as near as practically may be, in relation to any securities deliverable after that event upon the exercise of this Warrant.

(b)                                 Reclassification of Shares. If the outstanding securities of the same class as the Covered Securities (the “Warrant Class Securities”) are changed into the same or a different number of securities of any other class or classes by reclassification, capital reorganization, conversion of all Warrant Class Securities (a “Reclassification”), then, in any such event, in lieu of the number of Warrant Class Securities which the Holder would otherwise have been entitled to receive, the Holder shall have the right thereafter to exercise this Warrant for a number of shares of such other class or classes of equity interests that a holder of the number of Warrant Class Securities immediately before that change would have been entitled to receive in such Reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(c)                                  Subdivisions and Combinations. In the event that the Warrant Class Securities are subdivided (by split, by payment of a stock dividend or otherwise) into a greater number of shares of such securities, the number of Covered Securities immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event that the Warrant Class Securities are combined (by share combination, reverse share split, reclassification or otherwise) into a lesser number of shares of such securities, the number of Covered Securities immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately decreased, and the Exercise Price shall be proportionately increased.

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(d)                                 Acquisition of Ordinary Shares by Holder. In the event that Holder, at a price per share that is less than the Exercise Price, acquires any Warrant Class Securities between the date hereof and the Expiration Date in open market transactions (which, for the avoidance of doubt, shall not include (i) the Ordinary Shares acquired by Holder in connection with the Subscription Agreement, (ii) the Ordinary Shares acquired pursuant to an exercise of this Warrant, if any, (iii) any Warrant Class Securities acquired by Holder pursuant to Article 5 of the Investor Rights Agreement (as defined in the Subscription Agreement), and (iv) any Warrant Class Securities of the Company acquired by Holder as result of share split and subdivision or issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the Warrant Class Securities from time to time held by Holder), off-set in all cases, however, by any of the foregoing sold by a Holder in any transaction other than an assignment and sale in violation of Section 4.2 of the Investor Rights Agreement (as defined in the Subscription Agreement), the number of Covered Securities under this Warrant shall be reduced, concurrently with such acquisition, by the number of Warrant Class Securities acquired by Holder. In the event of any such acquisitions of Warrant Class Securities, Holder agrees to provide written notification to the Company within five (5) Business Days of the number of such securities acquired and the total amount of Warrant Class Securities held by Holder.

(e)                                  Notice of Adjustments. Upon any adjustment in accordance with this Section 6, the Company shall give notice thereof to the Holder, which notice shall state the event giving rise to the adjustment, the Exercise Price as adjusted and the number of securities or other property purchasable upon the exercise of the rights under this Warrant, setting forth in reasonable detail the method of calculation of each. The Company shall, upon the written request of the Holder, furnish or cause to be furnished to the Holder a certificate setting forth (i) such adjustments, (ii) the Exercise Price at the time in effect and (iii) the number of securities and the amount, if any, of other property that at the time would be received upon exercise of this Warrant.

7.                                      Expiration of the Warrant. This Warrant shall expire and shall no longer be exercisable as of 5:00 p.m., Beijing time on the day that is twenty-four (24) months following the date hereof (the “Expiration Date”).

8.                                      Representations and Warranties of the Company. The Company represents and warrants to Holder as follows:

(a)         Organization. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

(b)         Authorization; Enforcement; Validity. The Company has all requisite corporate power and authority to execute and deliver this Warrant and to perform its obligations under this Warrant. The board of directors of the Company has duly and validly authorized the execution, delivery and performance of this Warrant, the Subscription Agreement and the Investor Rights Agreement (as defined in the Subscription Agreement) and the consummation of the transactions contemplated hereby and thereby. No other filing, consent or authorization on the part of the Company is necessary to authorize or approve this Warrant. This Warrant has been or will be duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by Holder, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”).

5

(c)                                  Brokers and Finders. Neither the Company nor any of its affiliates is a party to any agreement, arrangement or understanding with any person that would give rise to any valid right, interest or claim against or upon Holder or the Company for any brokerage commission, finder’s fee or other similar compensation in connection with this Warrant.

9.                                      Representations and Warranties of the Holder. By acceptance of this Warrant, the Holder represents and warrants to the Company as follows:

(a)                                 Organization. Holder is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)                                 Authorization; Validity. The execution, delivery and performance by Holder of this Warrant and the consummation by Holder of the transactions contemplated hereby are within the corporate powers of Holder and have been duly authorized by all necessary corporate action on the part of holder. This Warrant constitutes a valid and binding agreement of holder, subject to the Bankruptcy and Equity Exception.

(c)                                  No Registration. The Holder understands that this Warrant has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder’s representations as expressed herein or otherwise made pursuant hereto.

(d)                                 Investment Intent. The Holder is acquiring this Warrant for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the Securities Act. Holder does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Warrant.

(e)                                  Investment Experience. The Holder has such knowledge and experience in financial or business matters so that it is capable of evaluating the merits and risks of its investment in the Company and protecting its own interests.

(f)                                    Status. The Holder is either (1) not a U.S. Person (as defined in Rule 902 of Regulation S) or (b) an “accredited investor” within the meaning of Rule 501 of Regulation D. Holder has the knowledge, sophistication and experience necessary to make an investment decision like that involved in the transactions contemplated hereunder and can bear the economic risk of its investment in this Warrant. Holder has such knowledge and experience in financial and business matters as to enable it to make an informed decision with respect to the purchase of and the exercise of this Warrant. Holder is a sophisticated investor and has independently evaluated the merits of its decisions to purchase and exercise this Warrant.

(g)                                 Residency. The residency of the Holder (or, in the case of a partnership or corporation, such entity’s principal place of business) is correctly set forth on the signature page hereto.

(h)                                 Restrictions on Resales. The Holder acknowledges, except as otherwise provided herein, that this Warrant must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Holder is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a “broker’s transaction,” a transaction directly with a “market maker” or a “riskless principal transaction” (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Holder acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Holder wishes to sell this Warrant and that, in such event, the Holder may be precluded from selling this Warrant under Rule 144 even if the other applicable requirements of Rule 144 have been satisfied. The Holder acknowledges that, except as otherwise provided herein, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of this Warrant. The Holder understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

6

(i)                                     Brokers and Finders. The Holder is not a party to any agreement, arrangement or understanding with any person that would give rise to any valid right, interest or claim against or upon Holder for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated hereby.

10.                               Miscellaneous.

(a)                                 Amendments and Waivers

(i)                           Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Company and Holder.

(ii)                      Waivers. No waiver of any single breach or default shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(b)                                 Notices. All notices and other communications required or permitted hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given:

(i)                           if to a Holder, to the Holder at the Holder’s address, facsimile number or electronic mail address as shown in the Company’s records, as may be updated in accordance with the provisions hereof, or until any such Holder so furnishes an address, facsimile number or electronic mail address to the Company, then to and at the address, facsimile number or electronic mail address of the last holder of this Warrant for which the Company has contact information in its records; or

(ii)                        if to the Company, to the attention of the Chief Financial Officer of the Company at Tower 2, Area D, Diantong Square No. 7, Jiuxianqiao North Road, Chaoyang District, Beijing, China or by electronic mail to robin.lu@lightinthebox.com or at such other current address or electronic mail address as the Company shall have furnished to the Holder.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. In the event of any conflict between the Company’s books and records and this Warrant or any notice delivered hereunder, the Company’s books and records will control absent fraud or error.

7

(c)                                  Governing Law. This Warrant shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles.

(d)                                 Titles and Subtitles. The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant. All references in this Warrant to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(e)                                  Severability. If any provision of this Warrant becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Warrant, and such illegal, unenforceable or void provision shall be replaced with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, unenforceable or void provision. The balance of this Warrant shall be enforceable in accordance with its terms.

(f)                                   Dispute Resolution. Any dispute arising out of or in connection with this Warrant, including any question regarding its existence, validity or termination and the parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(i)                           The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(ii)                        The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 10(g)

(iii)                     The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(iv)                    A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(v)                       The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

(g) Business Day. For the purposes of this Warrant, “Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, the PRC, the Cayman Islands, the British Virgin Islands or Hong Kong are authorized or required by applicable law to close. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a day other than a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

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(h)                                      Rights and Obligations Terminate Upon Exercise of the Warrant. Except as otherwise provided herein, the rights and obligations of the Company and the Holder under this Warrant shall terminate with respect to the Covered Securities upon exercise in full of this Warrant.

(i)                                         Entire Agreement. Except as expressly set forth herein, this Warrant, the Subscription Agreement and other Transaction Documents (as defined in the Subscription Agreement) (including the exhibits attached hereto and thereto) constitutes the entire agreement and understanding of the Company and the Holder with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to the subject matter hereof and thereof.

(signature page follows)

9

The Company and the Holder sign this Warrant as of the date stated on the first page.

LIGHTINTHEBOX HOLDING CO., LTD.

By:
Name:
Title:

AGREED AND ACKNOWLEDGED,

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

By:
Name:
Title:

(Signature Page to Warrant)

EXHIBIT A

NOTICE OF EXERCISE

TO:                                                                         LightInTheBox Holding Co., Ltd. (the “Company”)

Attention:                                        Chief Financial Officer

(1)                                 Exercise. The undersigned elects to purchase the following number of ordinary shares, par value $0.000067 per share of the Company (the “Ordinary Shares”):

(2)                                 Method of Exercise. The undersigned elects to exercise the attached Warrant by cash payment and tenders herewith payment of the purchase price for such shares in full.

(3)                                 Investment Intent. The undersigned represents and warrants that the aforesaid Ordinary Shares are being acquired for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the Ordinary Shares, nor does it have any contract, undertaking, agreement or arrangement for the same, and all representations and warranties of the undersigned set forth in Section 9 of the attached warrant are true and correct as of the date hereof.

(4)                                 Investment Representation Statement. The undersigned has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the warrant as Exhibit A-1.

(Print name of the warrant holder)

(Signature)

(Name and title of signatory, if applicable)

(Date)

(Fax number)

(Email address)

A-1

EXHIBIT A-l

INVESTMENT REPRESENTATION STATEMENT

INVESTOR:

COMPANY:	LIGHTINTHEBOX HOLDING CO., LTD.

SECURITIES:

THE WARRANT ISSUED ON MARCH [    ], 2016 (THE “WARRANT”) AND THE SECURITIES ISSUED OR ISSUABLE UPON EXERCISE THEREOF (INCLUDING UPON SUBSEQUENT CONVERSION OF THOSE SECURITIES) (COLLECTIVELY, THE “SECURITIES”)

DATE:

In connection with the purchase or acquisition of the above-listed Securities, the undersigned Investor represents and warrants to, and agrees with, the Company as follows:

1.                                           No Registration. The Investor understands that the Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein or otherwise made pursuant hereto.

2.                                           Investment Intent. The Investor is acquiring the Securities for investment for its own account, and not with a view toward any resale or distribution thereof, except in compliance with the Securities Act of 1933, as amended. The Investor does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Warrant.

3.                                           Investment Experience. The Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, and has such knowledge and experience in financial or business matters so that it is capable of evaluating the merits and risks of its investment in the Company and protecting its own interests.

4.                                           Status. The Investor is either (1) not a U.S. Person (as defined in Rule 902 of Regulation S) or (b) an “accredited investor” within the meaning of Rule501 of Regulation D. Holder has the knowledge, sophistication and experience necessary to make an investment decision like that involved in the transactions contemplated hereunder and can bear the economic risk of its investment in this Warrant. Holder has such knowledge and experience in financial and business matters as to enable it to make an informed decision with respect to the purchase of and the exercise of this Warrant. Holder is a sophisticated investor and has independently evaluated the merits of its decisions to purchase and exercise this Warrant.

5.                                           Residency. The residency of the Investor (or, in the case of a partnership or corporation, such entity’s principal place of business) is correctly set forth on the signature page hereto.

6.                                           Restrictions on Resales. The Investor acknowledges that, except as otherwise provided herein, the Securities must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a “broker’s transaction,” a transaction directly with a “market maker” or a “riskless principal transaction” (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Investor acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Securities and that, in such event, the Investor may be precluded from selling the Securities under Rule 144 even if the other applicable requirements of Rule 144 have been satisfied. The Investor understands and acknowledges that, except as otherwise provided herein, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Securities. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for those offers or sales and that those persons and the brokers who participate in the transactions do so at their own risk.

7.                                           Brokers and Finders. The Investor is not a party to any agreement, arrangement or understanding with any person that would give rise to any valid right, interest or claim against or upon Holder for any brokerage commission, finder’s fee or similar compensation, as a result of the transactions contemplated hereby.

(signature page follows)

The Investor is signing this Investment Representation Statement on the date first written above.

INVESTOR

(Print name of the investor)

(Signature)

(Name and title of signatory, if applicable)

(Street address)

(City, state and ZIP)

(e-mail address of investor)]

[EXHIBIT B

ASSIGNMENT FORM]1

ASSIGNOR:

COMPANY:	LIGHTINTHEBOX HOLDING CO., LTD

WARRANT:	THE WARRANT TO PURCHASE ORDINARY SHARES ISSUED ON MARCH [ ] 2016 (THE “WARRANT”)

DATE:

(1)                                 Assignment. The undersigned registered holder of the Warrant (“Assignor”) assigns and transfers to the assignee named below (“Assignee”) all of the rights of Assignor under the Warrant:

Name of Assignee:

Address of Assignee:

and does irrevocably constitute and appoint                         as attorney to make such transfer on the books of LightInTheBox Holding Co. Ltd., maintained for the purpose, with full power of substitution in the premises.

(2)                                 Obligations of Assignee. Assignee agrees to take and hold the Warrant and any shares to be issued upon exercise of the rights thereunder (and any securities issuable upon conversion thereof) (collectively, the “Securities”) subject to the terms and conditions set forth in the Warrant to the same extent as if Assignee were the original holder thereof.

(3)                                 Investment Intent. Assignee represents and warrants that the Securities are being acquired for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and that Assignee has no present intention of selling, granting any participation in, or otherwise distributing the shares, nor does it have any contract, undertaking, agreement or arrangement for the same, and all representations and warranties set forth in Section 9 of the Warrant are true and correct as to Assignee as of the date hereof.

(4)                                 Investment Representation Statement. Assignee has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the Warrant as Exhibit A-1.

(1) Subject to Section 4.

B-1

Assignor and Assignee are signing this Assignment Form on the date first set forth above.

ASSIGNOR	ASSIGNEE

(Print name of Assignor)	(Print name of Assignee)

(Signature of Assignor)	(Signature of Assignee)

(Print name of signatory, if applicable)	(Print name of signatory, if applicable)

(Print title of signatory, if applicable)	(Print title of signatory, if applicable)

Address:	Address:

]

B-2

Exhibit B

Form of Resignation and Release Letter

The Directors

LightInTheBox Holding Co., Ltd. (the “Company”)

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

[•], 2016

Dear Sirs

Resignation as a Director

I hereby resign as a director of the Company with effect from the date hereof.

I irrevocably confirm that I have no claims (whether under common law, contract, equity, statute or otherwise and whether actual, contingent or otherwise) against the Company, or its directors, officers, employees or shareholders in respect of loss of office as a director of the Company.

Yours faithfully

[•]

Exhibit C

Form of Investor Rights Agreement

Agreed Form

STRICTLY CONFIDENTIAL

INVESTOR RIGHTS AGREEMENT

dated as of March [•], 2016

between

LIGHTINTHEBOX HOLDING CO., LTD,

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

MR. ALAN QUJI GUO

and

WINCORE HOLDINGS LIMITED

i

Section 6.11 Counterparts	22

Section 6.12 Aggregation of Shares	23

Section 6.13 Specific Performance	23

Section 6.14 Amendment; Waiver	23

Section 6.15 Expenses	23

Section 6.16 Public Announcements	23

ii

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of March [•], 2016 by and among LightInTheBox Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), Zall Cross-border E-commerce Investment Company Limited, a company incorporated under the laws of the British Virgin Islands (the “Investor”), Mr. Alan Quji Guo, a PRC national (“Mr. Guo”), and Wincore Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Founder Holdco”, together with Mr. Guo, the “Founder Parties”). The Founder Parties are entering into this Agreement solely with respect, and shall only have obligations with respect to, Section 1 (insofar as and only to the extent to which such Definitions are used in the other sections with respect to which the Founder Parties are entering into this Agreement), Article II, Section 4.3 and Article VII.

RECITALS

WHEREAS, the Investor has agreed to purchase from the Company, and the Company has agreed to sell to the Investor, Ordinary Shares (the “Subscription Shares”), and a warrant (the “Warrant”) to purchase Ordinary Shares (such Ordinary Shares issuable upon exercise of the warrant, the “Warrant Shares”, and together with the Subscription Shares, the “Subject Shares”) on the terms and conditions set forth in that certain Subscription Agreement dated as of March 17, 2016 between the Company and the Investor, as may be amended, modified or supplemented from time to time in accordance with the terms thereof (the “Subscription Agreement”); and

WHEREAS, this Agreement is being entered into by the parties hereto in connection with the execution and delivery of the Subscription Agreement and the Warrant and sets forth certain rights and obligations of the parties hereto in connection with the transactions contemplated under the Subscription Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1                                                       Definitions. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“ADS” means American Depositary Shares, each of which represents two Ordinary Shares, of the Company;

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of Investor, the term “Affiliate” also includes (v) any shareholder of the Investor, (w) any of such shareholder’s or Investors’ general partners or limited partners, (x) the fund manager managing such shareholder or Investor (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such Person referred to in (v), (w) or (x);

“Agreement” has the meaning set forth in the Preamble;

“Applicable Securities Laws” means with respect to any offering of securities in the United States, or any other act or omission within that jurisdiction, the securities laws of the United States, including the Exchange Act and the Securities Act, and any applicable Law of any state of the United States;

“Arbitration” has the meaning set forth in Section 6.6;

“beneficial ownership” or “beneficially own” or similar term shall mean beneficial ownership as defined under Rule 13d-3 under the Exchange Act;

“Board” means the board of directors of the Company;

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, the PRC, the Cayman Islands, the British Virgin Islands or Hong Kong are required or authorized by Law to be closed ;

“Change of Control” means the occurrence of or the public announcement of any intention to undertake any of the following transactions (or series of related transactions) that would be reasonably likely to result in: (a) any transfer of Securities of the Company, or any consolidation, amalgamation, merger, scheme of arrangement or other reorganization or similar business combination involving the Company (i) in which any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act) of the Company (excluding the Founder Parties) owns or would own in the aggregate Securities representing fifty percent (50%) of the voting power of Securities entitled to vote generally in the election of directors or fifty percent (50%) or more of the Company’s outstanding share capital or (ii) in which any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act) has or would have the right to appoint a majority of the directors of the Board; or (b) any sale, lease, license, exchange, transfer or other disposition or joint venture which would result in a third party acquiring assets, individually or in the aggregate, constituting fifty percent (50%) or more of the fair market value of the assets of the Company and its Subsidiaries or to which fifty percent (50%) or more of the net revenue, net income or EBITDA of the Company and its Subsidiaries are attributable;

“Closing” means the closing of the transactions contemplated under the Subscription Agreement, being the date hereof;

“Commission” means the Securities Exchange Commission or any other federal agency at the time administering the Securities Act;

“Company” has the meaning set forth in the Preamble;

“Competitor” means any Person, that (either on its/his/her own account or through any of its/his/her Affiliates) (i) is at the relevant time of determination engaged in the global e- commerce retail business substantially similar to or be the same as that being conducted by the Company (the “Competing Business”); and (ii) the revenue generated from such Competing Business by such Person (calculated together with any of its Affiliates) in the immediate preceding financial year being not less than 50% of the total revenue of the Company in the immediate preceding financial year;

“Confidential Information” has the meaning set forth in Section 6.1;

“Control” of a given Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing;

“Deposit Agreement” means the Deposit Agreement, dated as of June 12, 2013, by and among the Company, The Bank of New York Mellon, as depositary, and the owners and holders of American depositary shares, as amended;

“Director(s)” means the director(s) of the Company;

“Dispute” has the meaning set forth in Section 6.6;

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Exempt Registration” means a Registration by the Company relating solely to the sale of Securities to participants in any employee equity incentive plan adopted by the Company;

“Founder Holdco” has the meaning set forth in the Preamble;

“Founder Parties” has the meaning set forth in the Preamble;

“fully-diluted basis” means, with respect to any determination of a number or percentage of Ordinary Shares, the total number of Ordinary Shares then outstanding determined according to the treasury method under generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved;

“Governmental Authority” means any government of any nation or any federation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the People’s Republic of China or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization;

“HKIAC” has the meaning set forth in Section 6.6;

“Immediate Relative” of a natural person means the spouse of such person and any parent, child of such person or of his/her spouse.

“Independent Committee” has the meaning set forth in Section 4.2.

“Investor” has the meaning set forth in the Preamble;

“Investor Director” has the meaning set forth in Section 2.1(a);

“Lanting Gaochuang” means Beijing Lanting Gaochuang Technologies Co., Ltd., a company incorporated under the laws of the PRC;

“Lanting Huitong” means Shenzhen Lanting Huitong Technologies Co., Ltd., a company incorporated under the laws of the PRC;

“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy, rule or interpretation of any Governmental Authority with jurisdiction over the Company, the Shareholders or other parties hereto, as the case may be;

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company in effect from time to time;

“Minimum Ownership Percentage” means ten percent (10%) of the total number of Ordinary Shares then outstanding;

“Mr. Guo” has the meaning set forth in the Preamble;

“Notice of Arbitration” has the meaning set forth in Section 6.6;

“NYSE” means the New York Stock Exchange;

“Ordinary Shares” mean the ordinary shares of the Company, par value US$0.000067 per share;

“Ordinary Share Equivalents” means any Equity Security which is by its terms convertible into or exchangeable or exercisable for Ordinary Shares or other share capital of the Company or which represents Ordinary Shares of the Company, including ADSs;

“Permitted Transferee” means any Affiliate of the Investor;

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority;

“Registrable Securities” means (i) the Subject Shares, (ii) any Ordinary Shares of the Company issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) herein, and (iii) any other Ordinary Shares acquired by the Investor after the date hereof; excluding in all cases, however, any of the foregoing sold by a person in a transaction that violates Section 4.2 or any Ordinary Shares deposited by a holder into the Company’s ADS facility pursuant to the Deposit Agreement. For the purposes of this Agreement, Registrable Securities shall cease to be Registrable Securities when such Registrable Securities have been disposed of pursuant to an effective Registration Statement, such Registrable Securities have been sold pursuant to Rule 144, such Registrable Securities shall have ceased to be outstanding, or such Registrable Securities have been deposited into the Company ADS facility pursuant to the Deposit Agreement;

“Registration” means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement related to the Company’s ADSs as listed on the NYSE; and the terms “Register” and “Registered” have meanings concomitant with the foregoing;

“Registration Statement” means a registration statement prepared on Form F-1, F-3, S1, or S-3 under the Securities Act (including, without limitation, Rule 415 under the Securities Act);

“Rule 144” means Rule 144 promulgated under the Securities Act (or any successor provision);

“SEC” means the U.S. Securities and Exchange Commission;

“Securities” means any Ordinary Share or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Shareholder” or “Shareholders” means Persons who hold the Ordinary Shares from time to time;

“Subscription Agreement” has the meaning set forth in Recitals;

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture, or other organization or entity, whether incorporated or unincorporated, which is Controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person;

“Transaction Documents” mean this Agreement, the Subscription Agreement, the Warrant, and each of the other agreements and documents entered into or delivered by the parties hereto in connection with the transactions contemplated by the Subscription Agreement;

“Tribunal” has the meaning set forth in Section 6.6;

“Violation” has the meaning set forth in Section 3.4(a)(i);

“Voting Securities” means the Ordinary Shares and any other Securities which are entitled to vote in any meeting of Shareholders of the Company or grant a consent or approval with respect to any matter over which a consent or approval of the holders of any voting securities is sought; and

“Warrant” has the meaning set forth in the Preamble.

Section 1.2                                                       Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)                                 when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)                                 the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)                                  the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)                                 all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(e)                                  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f)                                   references to a Person are also to its successors and permitted assigns; and

(g)                                  the use of the term “or” is not intended to be exclusive.

ARTICLE II

BOARD REPRESENTATION

Section 2.1                                                       Board Representation.

(a)                                 For so long as the Investor (together with any Affiliates and Permitted Transferees) beneficially owns a number of Ordinary Shares that, in aggregate, is equal to or more than the Minimum Ownership Percentage, the Investor shall be entitled to nominate one (1) individual (who shall be reasonably acceptable to the Board and shall meet all qualifications required by the Company’s written policies that apply to all Directors of the Company) for appointment or election to the Board (an “Investor Director”) and the Company and the Founder Parties shall cause the appointment or election of such Investor Director to the Board, including, in the case of an election, (i) nominating such individual to be elected as Director of the Company, (ii) recommending to the Shareholders the election of such Investor Director to the Board in the Company’s next meeting of Shareholders to elect directors, and (iii) including such nomination and recommendation regarding such individual in the Company’s notice for the Company’s next meeting of Shareholders to elect directors.

(b)                                 For so long as the Investor (together with any Affiliates and Permitted Transferees) beneficially owns a number of Ordinary Shares that, in aggregate, is equal to or more than 1.5 times of the Minimum Ownership Percentage, the Investor shall be entitled to nominate a second Investor Director in addition to the right of appointment contained in the preceding clause 2.1(a) for a total of two (2) Investor Directors, and the Company and the Founder Parties shall cause the appointment or election of such additional Investor Director to the Board, including, in the case of an election, (i) nominating such individual(s) to be elected as Director(s) of the Company, (ii) recommending to the Shareholders the election of such Investor Director(s) to the Board in the Company’s next meeting of Shareholders to elect directors, and (iii) including such nomination and recommendation regarding such individual(s) in the Company’s notice for the Company’s next meeting of Shareholders to elect directors.

(c)                                  For so long as the Investor has the right to nominate a director pursuant to this Section 2.1, upon an Investor Director’s election to the Board, the Investor shall be entitled to nominate one Investor Director to serve on (i) the Compensation Committee, (ii) the Corporate Governance and Nominating Committee of the Board, and (iii) all such other committee(s) of the Board from time to time established by the Company in each case subject to compliance with applicable Laws and, in the case of (iii), excluding the Audit Committee and subject also to the listing rules and corporate governance best practice applicable to companies listed on the New York Stock Exchange similar to the Company, and the Company and Founder Parties shall procure that such Investor Director be appointed to such committees of the Board.

Section 2.2                                                       Vacancies; Removal of Investor Director. For so long as the Investor has the right to designate any person or persons for appointment or election to the Board pursuant to Section 2.1, (a) in the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of an Investor Director, the Investor shall have the right to designate a replacement (who shall be reasonably acceptable to the Board and shall meet all qualifications required by the Company’s written policies that apply to all Directors of the Company) to fill such vacancy, and the Company, subject to applicable Law, shall take all necessary or desirable actions as may be required to cause the individual designated by the Investor to be appointed or elected, and (b) the Company and each Founder Party shall not take any action to cause the removal of the Investor Director from the Board or any committee thereunder unless it is directed to do so by the Investor, and if the Company is so directed, the Company shall take all necessary or desirable actions to effect such removal and to elect a replacement Investor Director as provided in the immediately preceding sentence.

Section 2.3                                                       Expenses and Indemnification. The Company agrees to reimburse any Investor Director for all reasonable out-of-pocket expenses incurred in connection with the performance of his or her services as an Investor Director, as the case may be, including without limitation reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee thereof, to the same extent as other members of the Board, and the Company shall procure that the Investor Director shall be entitled to indemnification arrangements and director and officer insurance coverage equivalent to such arrangements and insurance coverage applicable to all non-employee directors of the Company or to which all non-employee directors of the Company are entitled to receive.

Section 2.4                                                       Alternate Attendee. For so long as the Investor has the right to designate any Person as the Investor Director, any Investor Director may designate at any time an alternate (an “Alternate Attendee”) to attend a meeting of the Board (and/or any committee thereof) in lieu of such Investor Director, and in such an event, such Alternate Attendee shall be entitled to attend such meeting of the Board (and/or any committee thereof), receive copies of materials provided to the Board (and/or any committee thereof), count for quorum purposes and be entitled to vote at such meeting, in each case, in lieu of such Investor Director.

Section 2.5                                                       Founder Parties Agreements. The Founder Parties jointly and severally undertake to the Investor that:

(a)                            with respect to each election of Directors by resolution of shareholders of the Company, each of them shall take every actions and exercise all voting rights attaching to the Equity Securities of the Company it holds at all times and from time to time at any shareholder meeting, adjournment, postponement or continuation thereof, or by written resolution or consent of shareholders, in order to (i) cause the election or re-election as Investor Directors of each of the individuals designated by the Investor pursuant to this Agreement, and (ii) against any nominees not designated by the Investor;

(b)                            with respect to each appointment of an Investor Director by resolution of the Board, whether to fill a casual vacancy, upon any increase in the size of the Board or otherwise, each of them shall, subject to compliance with applicable Laws and fiduciary duties, cause any director then serving to vote at each meeting of the Directors, or in lieu of any such meeting, to give his or her written consent as may be necessary (i) to cause the appointment as Investor Directors each of the individuals designated by the Investor pursuant to this Agreement, and (ii) against any nominees not designated by the Investor; and

(c)                             each of them shall take all other necessary or desirable actions (including without limitation attending all meetings of shareholders or Directors of the Company in person or by proxy for purposes of obtaining a quorum or otherwise) to:

(i)                                cause each of the Investor Directors to be designated for nomination for election to the Board and to be elected to the Board, including for the purpose of filling any vacancies, at any meeting of the shareholders of the Company at which a vote is held to elect a Director or otherwise pursuant to any written consent of the shareholders of the Company; and

(ii)                             prevent the removal of any Investor Director unless the Company is directed to do so by the Investor in writing, and if so directed by the Investor, to cause such removal and the election of a replacement Investor Director designated by the Investor in writing, and in such event, to cause the election of a replacement Investor Director designated by the Investor in writing.

Section 2.6                                                       Board Representation of VIE. The Company and the Founder Parties shall take all actions and execute all documents to ensure that the board of directors of Lanting Huitong and Lanting Gaochuang (the “VIE Board”) shall consist of four (4) members, one (1) of whom shall be individuals designated by the Investor (the “Investor VIE Director”), who initially shall be YAN Zhi (阎志). The parties agree that Sections 2.1 to 2.5 shall apply to the VIE Board and the Investor VIE Director mutatis mutandis.

ARTICLE III

REGISTRATION RIGHTS.

Section 3.1                                                       Demand Registration.

(a)                                 Registration other than on Form F-3 or S-3. Subject to the terms of this Agreement, at any time or from time to time after the date hereof, if Investor holds ten percent (10%) or more of the voting power of the then outstanding Ordinary Shares, Investor may request in writing that the Company effect a Registration. Upon receipt of such a request, the Company shall as soon as practicable, but in any event within ninety (90) days after the Company’s receipt of the Registration Request from the Investor, use its reasonable best efforts to cause the Registrable Securities specified in the request to be Registered and/or qualified for sale and distribution in the United States. The Company shall be obligated to effect no more than two (2) Registrations pursuant to this Section 3.1 that have been declared and ordered effective; provided that if the sale of all of the Registrable Securities sought to be included pursuant to this Section 3.1(a) is not consummated for any reason other than due to the action or inaction of the Investor, such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 3.1(a); provided further that the Registration pursuant to Section 3.1(b) or 3.1(d) shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 3.1(a). The Company shall not undertake, or be required to undertake, any action to qualify, register or list any Securities on any exchange other than the NYSE in connection with this Section 3.1, provided that the ADSs continue to be listed on the NYSE.

(b)                                 Registration on Form F-3 or Form S-3. The Company shall use its reasonable best efforts to qualify for registration on Form F-3 or Form S-3 or any comparable or successor form and maintain such qualification. Subject to the terms of this Agreement, if the Company qualifies for registration on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States in which the Company’s securities are listed), the Investor may request the Company to file, in any jurisdiction in which the Company has had a registered underwritten public offering, a Registration Statement on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States in which the Company’s securities are listed), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by Investor pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the Commission. There shall be no limit on the number of times the Investor may request registration of Registrable Securities pursuant to this Section 3.1(b); provided that the Company shall be obligated to effect no more than two (2) Registrations that have been declared and ordered effective within any twelve (12)-month period pursuant to this Section 3.1(b). If the sale of all of the Registrable Securities sought to be included pursuant to this Section 3.1(b) is not consummated for any reason other than due to the action or inaction of the Investor, such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to this Section 3.1(b). The Company shall not undertake, or be required to undertake, any action to qualify, register or list any Securities on any exchange other than the NYSE or in any jurisdiction other than the United States in connection with this Section 3.2, provided that the ADSs continue to be listed on the NYSE.

(c)                             Right of Deferral.

(i)                                     The Company shall not be obligated to Register or qualify Registrable Securities pursuant to this Section 3.1:

(A)                               if, within ten (10) days of the receipt of any request of the Investor to Register any Registrable Securities under Section 3.1(a) or Section 3.1(b), the Company gives notice to the Investor of its bona fide intention to effect the filing for its own account of a Registration Statement of Ordinary Shares within sixty (60) days of receipt of that request; provided, that the Company is actively employing in good faith its reasonable best efforts to cause that Registration Statement to become effective within sixty (60) days of receipt of that request; provided, further, that Investor is entitled to join such Registration in accordance with Section 3.2 (other than an Exempt Registration);

(B)                               during the period starting with the date of filing by the Company of, and ending six (6) months following the effective date of any Registration Statement pertaining to Ordinary Shares of the Company; provided, that Investor is entitled to join such Registration in accordance with Section 3.2 (other than an Exempt Registration);

(C)                               in any jurisdiction in which the Company would be required to be qualified to do business or to execute a general consent to service of process in effecting such Registration or qualification, unless the Company is already so qualified or subject to service of process in such jurisdiction; or

(D)                               with respect to the registration on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States in which the Company’s securities are listed), if Form F-3 is not available for such offering by Investor, or if Investor, together with the holders of any other securities of the Company entitled to inclusion in such registration, proposes to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than US$3,000,000.

(ii)                                  If, after receiving a request from Investor pursuant to Section 3.1(a) or Section 3.1(b) hereof, the Company furnishes to Investor a certificate signed by the chief executive officer of the Company stating that, in the good faith judgment of the Board, it would be materially detrimental to the Company or its members for a Registration Statement to be filed in the near future, then the Company shall have the right to defer such filing for a period during which such filing would be materially detrimental, provided, that the Company may not utilize this right and/or the deferral right contained in clause (ii) for more than ninety (90) days on any one occasion or for more than once during any twelve (12) month period; provided, further, that the Company may not Register any other of its Securities during such period (except for Exempt Registrations).

(d)                                 Underwritten Offerings. If, in connection with a request to Register Registrable Securities under Section 3.1(a) or Section 3.1(b), Investor seeks to distribute such Registrable Securities in an underwritten offering, it shall so advise the Company as a part of the request. In such event, the right of Investor to include its Registrable Securities in such Registration shall be conditioned upon its participation in such underwritten offering and the inclusion of Investor’s Registrable Securities in the underwritten offering to the extent provided herein. Investor shall enter into an underwriting agreement in customary form with the underwriter or underwriters of internationally recognized standing selected for such underwritten offering by the Company and reasonably acceptable to Investor. Notwithstanding any other provision of this Agreement, if the managing underwriter advises the Company that marketing factors (including without limitation the aggregate number of securities requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of Registrable Securities to be underwritten in a Registration pursuant to Section 3.1(a) or Section 3.1(b), the underwriters may exclude up to seventy-five percent (75%) of the Registrable Securities requested to be Registered but only after first excluding all other Equity Securities from the Registration and underwritten offering. If Investor disapproves the terms of any underwriting, Investor may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from such underwritten offering shall be withdrawn from the Registration. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to Investor to the nearest one hundred (100) shares. If, as a result of such underwriter cutback, Investor cannot include in a public offering all of the Registrable Securities that it has requested to be included therein pursuant to Section 3.1(a), then such Registration shall not be deemed to constitute one of the Registration rights granted pursuant to Section 3.1(a).

Section 3.2                                                  Piggyback Registrations.

(a)                            Registration of the Company’s Securities. Subject to the terms of this Agreement, if the Company proposes to Register for its own account any of its Equity Securities, or for the account of any holder (other than Investor) of Equity Securities any of such holder’s Equity Securities, in connection with the public offering of such securities (except as set forth in Section 3.2(d)), the Company shall promptly give Investor written notice of such Registration and, upon the written request of Investor given within fifteen (15) days after delivery of such notice, the Company shall use its reasonable best efforts to include in such Registration any Registrable Securities thereby requested to be Registered by Investor. If Investor decides not to include all or any of its Registrable Securities in such Registration by the Company, Investor shall nevertheless continue to have the right to include any Registrable Securities in any subsequent Registration Statement or Registration Statements as may be filed by the Company, all upon the terms and conditions set forth herein. There shall be no limit on the number of times Investor may request registration of Registrable Securities pursuant to this Section 3.2(a).

(b)                                 Right to Terminate Registration. The Company shall have the right to terminate or withdraw any Registration initiated by it under Section 3.1 prior to the effectiveness of such Registration, whether or not Investor has elected to participate therein. The expenses of such withdrawn Registration shall be borne by the Company in accordance with Section 3.3(c).

(c)                                  Underwriting Requirements.

(i)                                          In connection with any offering involving an underwriting of the Company’s Equity Securities, the Company shall not be required to Register the Registrable Securities of Investor under this Section 3.2 unless Investor’s Registrable Securities are included in the underwritten offering and Investor enters into an underwriting agreement in customary form with the underwriter or underwriters of internationally recognized standing selected by the Company and setting forth such terms for the underwritten offering as have been agreed upon between the Company and the underwriters. In the event the underwriters advise Investor in writing that market factors (including the aggregate number of Registrable Securities requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of Registrable Securities to be underwritten, the underwriters may exclude up to seventy-five percent (75%) of the Registrable Securities requested to be Registered but only after first excluding all other Equity Securities (except for securities sold for the account of the Company) from the Registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to Investor to the nearest one hundred (100) shares.

(ii)                                       If Investor disapproves the terms of any underwriting, Investor may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from the underwritten offering shall be withdrawn from the Registration.

(d)                                 Exempt Registrations. The Company shall have no obligation to Register any Registrable Securities under this Section 3.2 in connection with a Registration by the Company (i) relating solely to the sale of securities to participants in a Company share plan, (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act(or comparable provision under the Laws of another jurisdiction, as applicable), (iii) on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities and does not permit secondary sales, or (iv) relating to a registration in which the only Ordinary Shares being registered are Ordinary Shares issuable upon conversion of debt securities that are also being registered (collectively, “Exempt Registrations”).

Section 3.3                                                       Registration Procedures.

(a)                                 Registration Procedures and Obligations. Whenever required under this Agreement to effect the Registration of any Registrable Securities held by Investor, the Company shall, as expeditiously as reasonably possible:

(i)                                     prepare and file with the Commission a Registration Statement with respect to those Registrable Securities and use its reasonable best efforts to cause that Registration Statement to become effective, and, upon the request of Investor, keep the Registration Statement effective until the distribution thereunder has been completed;

(ii)                                  prepare and file with the Commission amendments and supplements to that Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of Applicable Securities Laws with respect to the disposition of all securities covered by the Registration Statement;

(iii)                               furnish to Investor the number of copies of a prospectus, including a preliminary prospectus, required by Applicable Securities Laws, and any other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(iv)                              use its reasonable best efforts to Register and qualify the securities covered by the Registration Statement under the Applicable Securities Laws;

(v)                                 in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in customary form, with the managing underwriter(s) of the offering;

(vi)                              promptly notify Investor at any time when a prospectus relating thereto is required to be delivered under Applicable Securities Laws of (a) the issuance of any stop order by the Commission, or (b) the happening of any event or the existence of any condition as a result of which any prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or if in the opinion of counsel for the Company it is necessary to supplement or amend such prospectus to comply with law, and at the request of Investor promptly prepare and furnish to Investor a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made or such prospectus, as supplemented or amended, shall comply with law;

(vii)                           furnish, at the request of Investor, on the date that any such Registrable Securities are delivered for sale in connection with a Registration pursuant to this Agreement, (i) an opinion, dated the date of the sale, of the counsel representing the Company for the purposes of the Registration, in form and substance as is customarily given to underwriters in an underwritten public offering; and (ii) comfort letters dated as of (x) the effective date of the registration statement covering such Registrable Securities, and (y) the closing date of the offering, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters;

(viii)                        otherwise comply with all applicable rules and regulations of the Commission to the extent applicable to the applicable registration statement and use its reasonable best efforts to make generally available to its security holders (or otherwise provide in accordance with Section 11(a) of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Act, no later than forty-five (45) days after the end of a twelve (12) month period (or ninety (90) days, if such period is a fiscal year) beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of such registration statement, which statement shall cover such twelve (12) month period, subject to any proper and necessary extensions;

(ix)                              not, without the written consent of the Investor, make any offer relating to the Securities that would constitute a “free writing prospectus,” as defined in Rule 405 promulgated under the Act;

(x)                                 provide a transfer agent and registrar for all Registrable Securities Registered pursuant to the Registration Statement and, where applicable, a number assigned by the Committee on Uniform Securities Identification Procedures for all those Registrable Securities, in each case not later than the effective date of the Registration; and

(xi)                              take all reasonable action necessary to maintain the listing and trading of the ADSs on the NYSE.

(b)                                 Information from Investor. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of Investor that Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the Registration of Investor’s Registrable Securities.

(c)                                  Expenses of Registration. All expenses, other than the underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement (which shall be borne by Investor), incurred in connection with Registrations, filings or qualifications pursuant to this Agreement, including (without limitation) all Registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and disbursement of counsel for Investor, shall be borne by the Company. The Company shall not, however, be required to pay for any expenses of any Registration proceeding begun pursuant to Section 3.1(a) or 3.1(b) of this Agreement if the Registration request is subsequently withdrawn at the request of Investor (in which case Investor shall bear all such expenses), unless Investor agrees that such registration constitutes the use by Investor of one (1) demand registration pursuant to Section 3.1(a), provided, however, that if at the time of such withdrawal, Investor has learned of a material adverse change in the condition, business or prospects of the Company from that known to Investor at the time of its request and has withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then Investor shall not be required to pay any of such expenses.

Section 3.4                                                  Registration-Related Indemnification.

(a)                                 Company Indemnity.

(i)                                     To the maximum extent permitted by Law, the Company will indemnify and hold harmless Investor, Investor’s partners, officers, directors, shareholders, members, and legal counsel, any underwriter (as defined in the Securities Act) and each Person, if any, who controls (as defined in the Securities Act) Investor or any underwriter, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under Laws which are applicable to the Company and relate to action or inaction required of the Company in connection with any Registration, qualification, or compliance, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each a “Violation”): (a) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, on the effective date thereof (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto), (b) the omission or alleged omission to state in the Registration Statement, on the effective date thereof (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto), a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any violation or alleged violation by the Company of Applicable Securities Laws, or any rule or regulation promulgated under Applicable Securities Laws. The Company will reimburse Investor, any such underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

(ii)                                  The indemnity agreement contained in this Section 3.4 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises solely out of or is solely based upon a Violation that occurs in reliance upon and in conformity with written information furnished for use in connection with such Registration by Investor, Investor’s partners, officers, directors, and legal counsel, any underwriter (as defined in the Securities Act) and each Person, if any, who controls (as defined in the Securities Act) Investor or such underwriter. Further, the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of Investor or such other aforementioned person, or any person controlling Investor, from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the most current prospectus was not sent or given by or on behalf of Investor or other such aforementioned person to such person, if required by law to have been so delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(b)                                 Investor Indemnity.

(i)                                     To the maximum extent permitted by Law, Investor will, severally and not jointly, indemnify and hold harmless the Company, its directors and officers and each Person, if any, who controls (within the meaning of the Securities Act) the Company or such underwriter, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under Applicable Securities Laws, or any rule or regulation promulgated under Applicable Securities Laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs solely in reliance upon and in conformity with written information furnished by Investor for use in connection with such Registration; and Investor will reimburse any Person intended to be indemnified pursuant to this Section 3.4(b), for any legal or other expenses reasonably incurred by such Person in connection with investigating or defending any such loss, claim, damage, liability or action. The Investor’s liability under this Section 3.4(b) (when combined with any amounts paid by the Investor pursuant to Section 3.4(d)) shall in no event exceed the net proceeds received by the Investor from the offering of securities made in connection with that Registration.

(ii)                                  The indemnity contained in this Section 3.4(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Investor (which consent shall not be unreasonably withheld or delayed).

(c)                                  Notice of Indemnification Claim. Promptly after receipt by an indemnified party under Section 3.4(a) or Section 3.4(b) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under Section 3.4(a) or Section 3.4(b), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the indemnifying parties. An indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonably incurred fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party, to the extent so prejudiced, of any liability to the indemnified party under this Section 3.4, but the omission to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 3.4.

(d)                                 Contribution. If any indemnification provided for in Section 3.4(a) or Section 3.4(b) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case: (A) Investor will not be required to contribute any amount (after combined with any amounts paid by Investor pursuant to Section 3.4(b)) in excess of the net proceeds to Investor from the sale of all such Registrable Securities offered and sold by Investor pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)                                  Underwriting Agreement. To the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)                                    Survival. The obligations of the Company and Investor under this Section 3.4 shall survive the completion of any offering of Registrable Securities in a Registration Statement under this Agreement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

Section 3.5                                                       Additional Registration-Related Undertakings

(a)                                 Reports under the Exchange Act. With a view to making available to Investor the benefits of Rule 144 promulgated under the Securities Act and any comparable provision of any Applicable Securities Laws that may at any time permit Investor to sell securities of the Company to the public without Registration or pursuant to a Registration on Form F-3 or Form S-3 (or any comparable form in a jurisdiction other than the United States in which the Company’s securities are listed), the Company agrees to:

(i)        make and keep public information available, as those terms are understood and defined in Rule 144 (or comparable provision, if any, under Applicable Securities Laws in any jurisdiction where the Company’s securities are listed), at all times following 90 days after the effective date of the first Registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(ii)     file with the Commission in a timely manner all reports and other documents required of the Company under all Applicable Securities Laws; and

(iii)            at any time, promptly furnish to Investor, upon request (a) a written statement by the Company that it has complied with the reporting requirements of all Applicable Securities Laws at any time after it has become subject to such reporting requirements or, at any time after so qualified, that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 or Form S-3 (or any form comparable thereto under Applicable Securities Laws of any jurisdiction where the Company’s securities are listed), (b) a copy of the most recent annual or quarterly report of the Company and such other reports and documents as filed by the Company with the Commission, and (c) such other information as may be reasonably requested in availing Investor of any rule or regulation of the Commission, that permits the selling of any such securities without Registration or pursuant to Form F-3 or Form S-3 (or any form comparable thereto under Applicable Securities Laws of any jurisdiction where the Company’s Securities are listed).

(b)                                      Termination of Registration Rights. The registration rights set forth in Section 3 of this Agreement shall terminate on the date on which Investor may sell all of its Registrable Securities without any limitation (either volume limitation, manner of sale limitation or otherwise) under Rule 144 of the Securities Act in any ninety (90) day period.

(c)                                       Exercise of Ordinary Share Equivalents. Notwithstanding anything to the contrary provided in this Agreement, the Company shall have no obligation to Register Registrable Securities which, if constituting Ordinary Share Equivalents, have not been exercised, converted or exchanged, as applicable, for Ordinary Shares or have been deposited pursuant to the Deposit Agreement upon the issuance of ADSs, but the Company shall cooperate and facilitate any such exercise, conversion or exchange as requested by Investor.

(d)                                      Re-sale Rights. The Company shall at its own cost use its best efforts to assist the Investor in the sale or disposition of, and to enable the Investor to sell under Rule 144 promulgated under the Securities Act the maximum number of, its Registrable Securities, to cause (a) the prompt delivery of applicable instruction letters to the Company’s transfer agent to remove legends from the Investor’s share certificates, (b) the prompt delivery of appropriate legal opinions from the Company’s counsel in forms reasonably satisfactory to the Investor’s counsel, (c) if the Company has depository receipts listed or traded on any exchange or interdealer quotation system, (i) the prompt delivery of instruction letters to the Company’s share registrar and depository agent to convert the Investor’s securities into depository receipts or similar instruments to be deposited in the Investor’s brokerage account(s), and (ii) the prompt payment of all costs and fees related to such depositary facility, including conversion fees for Registrable Securities held by the Investor.

ARTICLE IV

TRANSFER RESTRICTIONS

Section 4.1                                                       Lock-up. During the period commencing on the date of this Agreement and ending on the date of the six (6)-month anniversary thereof, the Investor shall not, directly or indirectly, sell, transfer or assign any of the Subject Shares, without the prior written consent of the Company, other than any sale, transfer or assignment of Subject Shares to a Permitted Transferee.

Section 4.2                                                       Restrictions on Transfer by the Investor.

(a)                                 If at any time, the Investor proposes to, directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act an amount of Subject Shares representing five (5) percent or more of the Company’s outstanding share capital to any other shareholder who, prior to such transfer, holds 10% or more of the Company’s outstanding share capital, prior to taking any such action, Investor shall first provide written notice to the Board.

(b)                                 If at any time, the Investor proposes to, directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act an amount of Subject Shares representing ten (10) percent or more of the Company’s outstanding share capital (calculated on a fully-diluted basis) to any other shareholder who, prior to such transfer, holds 15% or more of the Company’s outstanding share capital (calculated on a fully-diluted basis), then prior to entering into such proposed transaction, the Investor shall provide a written notice to the Board describing the price and general terms of the proposed transactions. In such instance, the Board shall be entitled, in their reasonable discretion acting in good faith and subject to applicable Law and fiduciary duties, to approve or reject the proposed transaction. If, within ten (10) days after the provision of the aforementioned written notice, the Investor shall not have received a written disapproval from the Board, the Investor shall have one hundred and twenty (120) days thereafter to complete such transaction.

(c)                                  If, at any time, (i) the Investor proposes to, directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act any of the Subject Shares to any Competitor of the Company (or any Affiliate of any such Competitor), and (ii) at the time of such proposal the Investor (including its Affiliates) holds Ordinary Shares or ADSs (including the securities issuable upon exercise of the Warrant) of the Company representing in aggregate 5% or more of the total outstanding share capital of the Company (calculated on a fully-diluted basis), then prior to entering into such proposed transaction, the Investor shall give to the Board written notice of its intention to sell, describing the amount of Subject Shares, the price and the general terms upon which the Investor proposes to sell the Sale Shares, and the identity of the transferee to whom the Investor proposes to sell. In such instance, the Board shall be entitled, in their reasonable discretion acting in good faith and subject to applicable Law and fiduciary duties, to approve or reject the proposed transaction. If, within ten (10) days after the provision of the aforementioned written notice, the Investor shall not have received a written disapproval from the Board, the Investor shall have one hundred and twenty (120) days thereafter to complete such transaction. In the case of any disputes between the Company and the Investor with respect to whether a prospective transferee is a Competitor, a committee composed of the independent directors of the Board acting by majority vote (the “Independent Committee”) shall have authority to determine whether such transferee is a Competitor, provided that members of the Independent Committee shall comply with their fiduciary duty and act in good faith to the best interest of the Company in making such determination and shall not unreasonably delay its determination.

(d)                                 Notwithstanding anything contrary in this Agreement, the foregoing restrictions on the Investor’s right to directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act shall not apply to (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares or ADSs, provided that such plan does not provide for the transfer of Equity Securities of the Company in violation of Section 4.1; (ii) the conversion of Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares into ADSs, provided that no ADSs as such converted are offered or sold in open market transactions in violation of Section 4.1; (iii) any pledge or charge by the Investor in connection with a bona fide margin agreement or other loan or financing arrangement, provided that the Company is provided with notice thereof and no foreclosure of the Equity Securities of the Company held by the Investor occurs before the six (6)-month anniversary of the date of this Agreement; or (iv) any transfer by the Investor to an Affiliate of the Investor.

Section 4.3                                    Restrictions on Transfer by the Founder Parties

(a)                                 Subject to Section 4.3(b), for two (2) years from the date hereof, neither Mr. Guo nor the Founder Holdco shall directly or indirectly, sell, transfer or assign any Equity Securities of the Company held by Founder Parties, without the prior written consent of the Investor, provided, however, that the foregoing restriction on transfer shall immediately and irrevocably terminate upon the occurrence of any of the following: (i) Mr. Guo is involuntarily removed by the Board from any one of his positions as (x) Chief Executive Officer of the Company, (y) Chairman of the Board of Directors or (z) member of the Board of Directors, (ii) the Company undergoes a Change of Control, or (iii) Investor sells, in one or a series of transactions over any period of time, Subject Shares of the Company representing in the aggregate 10% or more of the total outstanding share capital of the Company. Mr. Guo irrevocably agrees to cause and guarantee the performance by the Founder Holdco of all of its covenants and obligations under this Section 4.3(a). Any purported transfer by Mr. Guo or the Founder Holdco in violation of this Section 4.3(a) shall be null and void and of no force and effect and the Company shall refuse to recognize any such transfer and shall not register or otherwise reflect on its records any change in ownership of such Equity Securities in the Company purported to have been transferred.

(b)                                 Notwithstanding anything to the contrary herein, Section 4.3(a) shall not apply to:

(i)                                     transfers of Equity Securities of the Company (i) to Mr. Guo, an Immediate Relative of Mr. Guo, a trust formed for the benefit of Mr. Guo or his Immediate Relatives, or an entity Controlled by Mr. Guo, (ii) through will or intestacy, in each case where the transferee shall have executed and delivered to each of the Parties hereto (other than the transferor) an instrument, reasonably acceptable to the other Parties, agreeing to be bound by the terms and conditions of this agreement as if such transferee were the transferor, or (iii) in accordance with Mr. Guo’s employment agreements or other employee benefit arrangements of Mr. Guo.

(ii)                                  the conversion of Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares into ADSs, provided that no ADSs as such converted are offered or sold in open market transactions in violation of Section 4.3 (a).

Section 4.5                                                       Transfers Relating to Conversions of Ordinary Shares into ADSs. The Company hereby agrees to, upon request from the Investor or any of its Affiliates, use its reasonable efforts to cause the ADS depositary to issue ADSs upon deposit of the underlying Ordinary Shares (where eligible) held by the Investor or any of its Affiliates within ten (10) Business Days after receipt of such request, it being understood that the Company shall bear any fees payable to the depositary.

ARTICLE V

PREEMPTIVE RIGHT

Section 5.1                                                       General. At any time after the date hereof, in the event the Company proposes to undertake an allotment and issuance of New Securities either (i) for a per Ordinary Share issue price of less than US$5.4, or (ii) in such circumstances as are otherwise approved by the Board, the Company hereby undertakes to the Investor that it shall not undertake such allotment and issuance of New Securities unless it first delivers to the Investor a Participation Notice and complies with the provisions set forth in this Section 5.

Section 5.2                          Participation Notice. Prior to any allotment and issuance of New Securities (in a single transaction or a series of related transactions), the Company shall give to the Investor a written notice of its intention to issue New Securities (the “Participation Notice”), describing the amount and type of New Securities, the price and the general terms upon which the Company proposes to issue such New Securities, and the Investor’s Pro Rata Share of such New Securities (as determined in accordance with Section 5.5).

Section 5.3                          Exercise of Pre-emptive Right. The Investor shall have ten (10) Business Days from the date of receipt of any such Participation Notice to irrevocably elect in writing to purchase up to the Investor’s Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the Participation Notice by giving a written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Investor’s Pro Rata Share). If the Investor fails to so elect to purchase its Pro Rata Share of the New Securities in writing within such ten (10) Business Day period, then the Investor shall forfeit the right hereunder to purchase such New Securities, but shall not be deemed to forfeit any right with respect to any future issuance of New Securities.

Section 5.4                          Sale by the Company. Upon the expiration of the ten (10) Business Days following the delivery of the Participation Notice to the Investor, the Company shall have one hundred and twenty (120) days thereafter to complete the sale of the New Securities described in the Participation Notice to the Investor (subject to the Investor’s exercise of its pre-emptive rights with respect to such issuance) and any other Person at the price and upon terms set forth in the Participation Notice. In the event that the Company has not issued and sold such New Securities within such one hundred and twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Investor in the manner provided in this Section 5.

Section 5.5                          Pro Rata Share. The Investor’s “Pro Rata Share,” for purposes of this Section 5, shall be the product obtainable by multiplying (ii) the total number of New Securities, by (ii) a fraction, the numerator of which shall be the number of Ordinary Shares owned by the Investor (assuming the exercise, conversion or exchange of all Ordinary Share Equivalents held by the Investor) immediately prior to the issuance of the New Securities by the Company, and the denominator of which shall be the aggregate number of all outstanding Ordinary Shares on a fully-diluted basis immediately prior to the issuance of such New Securities, subject to rounding to avoid fractional shares.

Section 5.6                          New Securities. Notwithstanding anything to the contrary in this Section 5, the Investor’s pre-emptive right under this Section 5 shall not apply to, and “New Securities” shall not include, the following allotments an issuances of Equity Securities:

(a)                                 options, grants, awards, restricted shares or any other Ordinary Shares or Ordinary Share Equivalents issued under the existing employee equity incentive plan or any other any employee share incentive plan(s) approved by the Board (collectively, “Company Options”), and Equity Securities upon the exercise or conversion of any Company Options;

(b)                                 Ordinary Shares issued pursuant to the cancelation or exchange of any ADSs by the holders thereof;

(c)                                  Equity Securities of the Company issued in connection with any share split, share dividend, reclassification or other similar event that has been duly approved by the Board;

(d)                                 Ordinary Shares or ADSs issued in any public offering; and

(e)                                  other than to the extent covered above in sub-clauses (a) and (b), Ordinary Shares or ADSs issued upon the conversion or exercise of any Ordinary Share Equivalents outstanding as of the date of this Agreement or issued subsequent to the date of this Agreement in compliance with the pre-emptive rights set forth in this Section 5 (in each case, pursuant to the terms of the relevant Ordinary Share Equivalents as unmodified)

ARTICLE VI

CERTAIN RESTRICTIVE COVENANTS AND AGREEMENTS

Section 6.1                                                       Standstill. Unless otherwise permitted by the provisions of this Section 6.1, Investor shall not, and the Investor shall procure that its Controlled Affiliates shall not, without the prior written approval of the Board, directly or indirectly (whether acting alone, as a part of a group or otherwise in concert with others): (i) acquire, or enter into any agreement with any third party with respect to the acquisition of, additional Voting Securities of the Company by the Investor or its Controlled Affiliate that will result in the Investor and its Controlled Affiliate holding, in the aggregate (including the securities issuable upon exercise of the Warrant), more than 45% of the Company’s outstanding share capital (calculated on a fully-diluted basis), (ii) advise, assist, act as a financing source for or otherwise invest in any other Person for the purpose described in (i), or (iii) publicly disclose any intention, plan or arrangement with respect to any of the foregoing. If, at any time after the date of this Agreement, the Investor and/or its Controlled Affiliates proposes to acquire any additional Voting Securities of the Company such that immediately after such acquisition the Investor and/or its Controlled Affiliates shall become holder(s) of 45% or more of the Company’s outstanding share capital (calculated on a fully-diluted basis), then prior to completing such proposed transaction, the Investor shall provide a written notice to the Board. If, within ten (10) days after the provision of the aforementioned written notice, the Investor shall not have received a written disapproval from the Board, the Investor shall have one hundred and twenty (120) days thereafter to complete such transaction. The Directors, when exercising their discretion in his/her approval or disapproval of any transaction proposed pursuant to this Section 6.1, shall comply with their fiduciary duty and act in good faith to the best interest of the Company in making such determination. Notwithstanding the restrictions in this paragraph, the Investor and any of its Affiliates shall not be prohibited from making any confidential proposal to the Board of the Company or requesting that the Company waive or amend any of the provisions in this Section 6.1.

Section 6.2                                                       Information.

(a)                                 For so long as the Investor (together with any Affiliates and Permitted Transferees) beneficially owns any number of Ordinary Shares, the Company shall provide to the Investor such information as is reasonably required in connection with Investor’s compliance with the Listing Rules of the Stock Exchange of Hong Kong or other applicable Law, subject to any confidentiality obligations of the Company with respect to such information and subject to the Company’s obligations under applicable Law. The Investor acknowledges and agrees that any such information provided to it pursuant to this Section 6.2(a) shall be used solely for purposes of regulatory compliance in connection with its obligations under the Listing Rules of the Stock Exchange of Hong Kong and other applicable Law.

(b)                                 For so long as the Investor has the right to nominate a director or directors pursuant to Section 2.1, the Investor shall be entitled to receive copies of materials provided to the Board and/or any committees of the Board, which materials shall be provided reasonably promptly to the Investor, provided that the Company may withhold such materials if the provision thereof would violate any applicable Law or corporate governance policies adopted by the Company as of the date hereof and then in effect.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1                                                       Confidentiality. Each party hereto hereby agrees that it will, and will cause its respective Affiliates and its and their respective representatives to, hold in strict confidence any non-public records, books, contracts, instruments, computer data and other data and information concerning the other parties hereto, whether in written, verbal, graphic, electronic or any other form provided by any party hereto (except to the extent that such information has been (a) previously known by such party on a non-confidential basis from a source other than the other parties hereto or its representatives, provided that, to such party’s knowledge, such source is not prohibited from disclosing such information to such party or its representatives by a contractual, legal or fiduciary obligation to the other parties hereto or its representatives, (b) in the public domain through no breach of this Agreement by such party, (c) independently developed by such party or on its behalf, or (d) later lawfully acquired from other sources) (the “Confidential Information”). In the event that a party hereto is requested or required by Law, Governmental Authority, rules of stock exchanges, or other applicable judicial or governmental order to disclose any Confidential Information concerning any of the other parties hereto, such party shall, to the extent legally permissible, provide the other parties with sufficient advance written notice of such request or requirement and, if requested by another party hereto (at such other party’s sole expense) assist such other party in seeking a protective order or other appropriate remedy to limit or minimize such disclosure.

Section 7.2                                                       Termination. Unless expressly provided otherwise herein, in addition to the other termination provisions in this Agreement, this Agreement shall terminate, and have no further force and effect, upon the earliest of: (a) a written agreement to that effect, signed by all parties hereto, (b) the date following the Closing on which the Investor (together with its Affiliates and Permitted Transferees) no longer hold a number of Ordinary Shares that, in aggregate, is equal to at least the Minimum Ownership Percentage and (c) the termination of the Subscription Agreement in accordance with its terms; provided that, notwithstanding the foregoing, following the Closing, (1) Article III shall survive (including with respect to any transferee or assignee of the Investor’s Registrable Securities to whom the rights and obligations of the Investor under Article III were assigned in accordance with this Agreement) any termination of this Agreement until the specific provisions thereof terminate in accordance with their express terms, and (2) Sections 4.5 and 6.1 shall survive any termination of this Agreement until such time as the Investor no longer holds any Ordinary Shares.

Section 7.3                                                       Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail transmission (“e-mail”), so long as a receipt of such e-mail is requested and received) and shall be given:

If to the Company:

LightInTheBox Holding Co., Ltd.

Address: Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing, China

Email:                          robin.lu@lightinthebox.com

Facsimile: (86 10) 5692-0069

Attention: Robin Lu, Chief Financial Officer

with a copy to:

Simpson Thacher & Bartlett LLP

Address: 35/F, ICBC Tower

3 Garden Road Central, Hong Kong

Email:                           dfertig@stblaw.com
Facsimile: (852) 2514-7694

Attention: Daniel Fertig

If to the Investor:

Zall Development Group Ltd.

Address: Suite 1606, 16/F, Two Exchange Square

Central, Hong Kong

Email:                          gavin.zhu@zallcn.com

Facsimile: (852) 3153-5805

Attention: Gavin Zhu, Chief Executive Officer

with a copy to:

Orrick, Herrington & Sutcliffe LLP

Address: 5701 China World Tower

No. 1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Email: nzhang@orrick.com

Facsimile: (86 10) 8595 5700

Attention: Ning Zhang

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 6.3 by giving the other parties written notice of the new address in the manner set forth above.

Section 7.4                                                       Entire Agreement. This Agreement and the other Transaction Documents, together with all the schedules and exhibits hereto and thereto and the certificates and other written instruments delivered in connection therewith from time to time on and following the date hereof, constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof and thereof.

Section 7.5                                                       Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles.

Section 7.6                                                       Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)                                 The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)                                 The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 6.6;

(c)                                  The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)                                 A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)                                  The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 7.7                                                       Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

Section 7.8                                                       Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the Company and the Investor hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. Subject to Section 4.2 hereof, the rights of Investor hereunder (including, without limitation, registration rights) are assignable in connection with the transfer (subject to Applicable Securities Laws and other Laws) of Equity Securities held by Investor but only to the extent of such transfer, provided, however, that in either case no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and any such transferee shall execute and deliver to the Company and the other parties hereto a joinder agreement becoming a party hereto as an “Investor” subject to the terms and conditions hereof. This Agreement and the rights and obligations of any Person hereunder shall not otherwise be assigned without the mutual written consent of the other parties hereto.

Section 7.9                                                       Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that the Investor may transfer or assign its rights, interests, or obligations hereunder in connection with a sale, transfer or assignment of any Ordinary Shares to any Permitted Transferee, provided that, prior to any such transfer or assignment, such Permitted Transferee shall agree to be bound by the terms of this Agreement as a party to this Agreement (and, to the extent applicable, in the same capacity as if the transferee was the transferor) in a written instrument in form and substance reasonably satisfactory to the other parties hereto.

Section 7.10                                                Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 7.11                                                Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. A facsimile or “PDF” signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 7.12                                                Aggregation of Shares. All Securities held or acquired by the Investor and/or its Affiliates and Permitted Transferees shall be aggregated together for the purpose of determining the availability of any rights of the Investor under this Agreement.

Section 7.13                                                Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

Section 7.14                                                Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by all the parties hereto. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the party against whom such waiver is to be effective. Any amendment or waiver effected in accordance with this Section 6.14 shall be binding upon the parties hereof and their respective assigns. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

Section 7.15                                                Public Announcements. Without limiting any other provision of this Agreement, the parties hereto, to the extent permitted by applicable Law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by Law or any listing agreement with or requirement of the NYSE, The Stock Exchange of Hong Kong Limited or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable Law or any listing agreement with or requirement of the NYSE, The Stock Exchange of Hong Kong Limited or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

LIGHTINTHEBOX HOLDING CO., LTD.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement (only with respect to Section 1 (insofar as and only to the extent to which such Definitions are used in the other sections with respect to which the Founder Parties are entering into this Agreement), Article II, Section 4.3 and Article VII) as of the date and year first above written.

MR. ALAN QUJI GUO

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement (only with respect to Section 1 (insofar as and only to the extent to which such Definitions are used in the other sections with respect to which the Founder Parties are entering into this Agreement), Article II, Section 4.3 and Article VII) as of the date and year first above written.

WINCORE HOLDINGS LIMITED

By:
Name:
Title: